    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 29, 1997

                                                      REGISTRATION NO. 333-18199

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 2

                                       TO
                                    FORM S-3

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933

                                   CULP, INC.

             (Exact name of registrant as specified in its charter)

          NORTH CAROLINA                          2221                      56-1001967
 (State or other jurisdiction of      (Primary Standard Industrial       (I.R.S. Employer
  incorporation or organization)      Classification Code Number)     Identification Number)

                             101 SOUTH MAIN STREET
                     HIGH POINT, NORTH CAROLINA 27261-2686
                              TEL: (910) 889-5161

              (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               FRANKLIN N. SAXON
               SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                                   CULP, INC.
                             101 SOUTH MAIN STREET
                     HIGH POINT, NORTH CAROLINA 27261-2686
                              TEL: (910) 889-5161

      (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   COPIES TO:

         ROBIN L. HINSON                                     DAVID M. CARTER
         HENRY H. RALSTON                                   HUNTON & WILLIAMS
ROBINSON, BRADSHAW & HINSON, P.A.                            RIVERFRONT PLAZA
     1900 INDEPENDENCE CENTER                              951 EAST BYRD STREET
 CHARLOTTE, NORTH CAROLINA 28246                      RICHMOND, VIRGINIA 23219-4074
       TEL: (704) 377-2536                                 TEL: (804) 788-8200

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   As soon as practicable after the Registration Statement becomes effective.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [ ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(e) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

(Redherring appears on the left side of the page rotated. The language is as followed.)


INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                        [A PHOTOGRAPH OF JACQUARD
                            FABRIC PROVIDES A
                           BACKGROUND FOR THIS
                                  PAGE.]


                 SUBJECT TO COMPLETION, DATED JANUARY 29, 1997

                                1,600,000 Shares

                                   (Culp Logo)

                                  Common Stock

     Of the 1,600,000 shares of common stock (the "Common Stock") of Culp, Inc. ("Culp" or the "Company") offered hereby, 1,200,000 shares are being offered by the Company and 400,000 shares are being offered by certain shareholders of the Company (the "Selling Shareholders"). See "Selling Shareholders." The Company will not receive any of the proceeds from the sale of shares offered by the Selling Shareholders in this Offering (the "Offering").


     The Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "CFI." On January 27, 1997, the last reported sales price of the Common Stock on the NYSE was $15.00 per share. See "Price Range of Common Stock and Dividend Policy."


     SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
          PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                                                                                                               PROCEEDS TO
                                                   PRICE TO           UNDERWRITING         PROCEEDS TO           SELLING
                                                    PUBLIC            DISCOUNT (1)         COMPANY (2)         SHAREHOLDERS
Per Share......................................        $                   $                    $                   $
Total (3)......................................        $                   $                    $                   $

(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

(2) Before deducting expenses of this Offering, all of which are payable by the Company, estimated at $500,000.

(3) The Selling Shareholders have granted the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an additional 240,000 shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public,
    Underwriting Discount and Proceeds to Selling Shareholders will be $     ,
    $     and $     , respectively. See "Underwriting."

     The Shares are being offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to certain conditions. Delivery of the shares is expected against payment therefor on or
about             , 1997, at the offices of Wheat, First Securities, Inc.,
Richmond, Virginia.

Wheat First Butcher Singer                      Raymond James & Associates, Inc.

               The date of this Prospectus is             , 1997.

                            [PHOTOGRAPHS OF
                        THE COMPANY'S PRODUCTS
                              AND END USE
                             APPLICATIONS.]

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. ANY SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.


                      [A STYLIZED MAP OF THE WORLD
                   INDICATING THE COMPANY'S GEOGRAPHIC
                       CUSTOMER BASE OVERLAID ON A
                        FABRIC PATTERN BACKGROUND.]

                               PROSPECTUS SUMMARY

     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS (INCLUDING THE NOTES THERETO) APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, ALL INFORMATION CONTAINED HEREIN ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION OR OF OPTIONS TO PURCHASE COMMON STOCK OUTSTANDING AS OF THE DATE OF THIS PROSPECTUS.

                                  THE COMPANY

     Culp is the largest manufacturer and marketer of furniture upholstery fabrics in the world and is a leading producer of mattress fabrics (known as mattress ticking). The Company's fabrics are used principally in the production of residential and commercial furniture and bedding products, including sofas, recliners, chairs, loveseats, sectionals, sofa-beds, office seating, panel systems and mattress sets. From fiscal 1992 to fiscal 1996, the Company's net sales increased at a compound annual rate of 16.4% from $191.3 million to $351.7 million and earnings per share increased at a compound annual rate of 38.0% from $0.27 to $0.98. Through the most recent quarter ended October 27, 1996, the Company has achieved 16 consecutive quarters of record earnings per share and 14 consecutive quarters of record net sales, based on comparative periods. Culp has paid quarterly cash dividends since 1983, and the annual rate of dividends has been increased each year since 1990.

     Culp markets one of the broadest product lines in its industry, with a wide range of fabric constructions, patterns, colors, textures and finishes. This breadth is made possible by Culp's extensive manufacturing capabilities that include a variety of weaving, printing and finishing operations and the ability to produce various yarns and uncolored, unfinished base fabrics (known as greige goods) used in its products. Culp's staff of over 50 designers uses computer-aided design ("CAD") systems to develop the Company's own patterns and styles. Culp's product line currently includes more than 3,000 upholstery fabric patterns and 1,000 mattress ticking styles. Although Culp markets fabrics at most price levels, the Company has emphasized fabrics that have a broad appeal in the "good" and "better" price categories of furniture and bedding.

     The Company's sales growth has occurred across a variety of product lines, and Culp has developed its manufacturing capabilities with the flexibility to take advantage of growth opportunities. For example, the Company has recently experienced a substantial increase in sales of wet-printed flock upholstery fabrics due to: (i) recent product development improvements in wet-printed flock manufacturing processes that have enhanced the value of the product to the consumer as an alternative to more expensive woven velvet fabrics, (ii) strong international demand for these fabrics and (iii) disruption in the production of wet-printed flock fabrics experienced by a major competitor that has reduced available product supply on a near-term basis. To support further sales growth, the Company intends to open a new facility that is expected to approximately double its wet-printing capacity. In addition, the Company has experienced significant growth in sales of printed jacquard upholstery fabrics and mattress ticking. This increase has resulted from the product line expansion of printed jacquard mattress ticking, a product category pioneered by the Company, improvements in printing technologies and the integration of the acquisition of Rayonese Textile Inc. ("Rayonese") in fiscal 1995.

     Culp markets its products worldwide, with sales to customers in over 50 countries. The Company's international sales have increased from $44.0 million in fiscal 1994 to $77.4 million in fiscal 1996 and were $45.9 million in the first six months of fiscal 1997. Although shipments to U.S.-based customers continue to account for most of the Company's sales, Culp's success in building a global presence has led to an increasing proportion of sales to international accounts (23.4% of net sales for the first six months of the current fiscal year). The Company's network of 30 international sales agents represents Culp's products in major furniture and bedding markets outside the United States.

     Over the past five fiscal years, the Company has invested $73.5 million in capital expenditures to expand its manufacturing capacity, install more efficient production equipment and vertically integrate its operations. These expenditures, which have reduced the Company's manufacturing costs, have included the installation of narrow and wide-width weaving machines and additional printing equipment to support the growth in woven and printed upholstery fabrics and mattress ticking. The Company expects to spend approximately $31 million in capital expenditures during fiscal 1997. A substantial portion of fiscal 1997's planned expenditures is targeted to expand the Company's capacity to support sales growth in wet-printed flock fabrics and printed jacquard upholstery fabrics and mattress ticking and to vertically integrate a key process in producing unprinted flock greige goods. As a result of expenditures to date, the Company has been able to support a substantially higher level of sales, as well as lower its production costs and enhance its relative competitive position.

     Culp has complemented its internal expansion with strategic acquisitions. The most recent acquisitions include its Rossville/Chromatex business unit ("Rossville/Chromatex") in fiscal 1994 and Rayonese in fiscal 1995. Each of these acquisitions has been successfully integrated into the Company's operations and has contributed to Culp's growth.

     Trends in upholstery fabrics and mattress ticking demand generally parallel trends in demand for furniture and bedding. Culp believes that U.S. demographic trends, particularly the maturation of the "baby boom" generation, will continue to support long-term growth of the U.S. furniture and bedding industries. Although the demand for home furnishings in more developed international geographic regions such as Western Europe is relatively mature, major areas such as Eastern Europe, the Middle East and Asia are experiencing significant increases in sales of furniture and home furnishings. Consumers in these areas are attracted to designs that mirror American tastes, and Culp has been able to capitalize on this preference.

     Management believes that Culp's position as a leading worldwide manufacturer and marketer of upholstery fabrics and mattress ticking is the result of the following competitive strengths: (i) broad product offering and diverse manufacturing capabilities, (ii) manufacturing efficiency and vertical integration, (iii) design innovation, (iv) diverse global customer base, (v) distribution capability, (vi) commitment to customer service and (vii) the ability to integrate acquisitions.

                                GROWTH STRATEGY

     The Company's strategy for continued growth includes five key initiatives:

     EXPAND WET-PRINTED FLOCK FABRIC CAPACITY. Culp plans to capitalize on the increasing worldwide popularity of wet-printed flock fabrics through the addition of wet-printing equipment and flock coating machinery. In November 1996, the Company's Board of Directors approved capital expenditures for a new facility that will approximately double Culp's wet-printed flock fabric capacity. The Company currently plans to begin production at this facility by July 1997.

     GROW INTERNATIONAL SALES. Culp is focusing on expanding its international sales to capitalize on the growth in demand for furniture and bedding in many markets outside the United States. Factors aiding Culp include a growing preference for American designs, the relatively low importance of labor costs in the Company's fabrics, the Company's overall manufacturing efficiency and Culp's worldwide distribution capability. The Company plans to continue expanding its international sales network and is exploring the establishment of distribution facilities in certain areas outside the United States.

     INCREASE CAPACITY FOR PRINTED JACQUARD FABRICS. The Company has experienced significant growth in sales of printed jacquard mattress ticking and upholstery fabrics. These fabrics feature designs printed on jacquard greige goods and offer popular pricing and an appearance traditionally available only on more expensive woven jacquard fabrics in which the design is woven into the fabric. The Company's success with printed jacquard fabrics has been possible because of the Company's diverse printing and finishing capabilities coupled with the internal availability of jacquard greige goods. To support further sales growth of these products, the Company is currently expanding capacity at Rayonese by installing additional narrow and wide-width weaving machines to produce more jacquard greige goods.

     ENHANCE PRODUCT VALUE AND INCREASE VERTICAL INTEGRATION. Culp has implemented a company-wide program in recent years designed to enhance the competitive value of its upholstery fabrics and mattress ticking. The Company believes that this initiative will continue to be vital to its future success in increasing sales to existing customers as well as broadening its customer base. This program involves a widespread effort to address manufacturing efficiency, distribution capability, customer service and design innovation. The Company believes that the continuation of this effort, including strategic initiatives to expand vertical integration, will lead to further gains in market share.

     PURSUE ADDITIONAL STRATEGIC ACQUISITIONS. The Company's growth has been significantly enhanced by the integration of strategic acquisitions of complementary businesses, including Rossville/Chromatex in fiscal 1994 and Rayonese in fiscal 1995. The Company believes that the continuing trend toward consolidation within its industry may offer additional opportunities to acquire complementary businesses on a selective basis.

                              RECENT DEVELOPMENTS

     In addition to the planned expansion of the Company's wet-printing capacity described above, the Company recently received "best efforts" commitments from its principal bank lenders, Wachovia Bank of North Carolina, N.A. and First Union National Bank of North Carolina, to refinance its existing $66 million credit facility with a $125 million syndicated five-year, unsecured, multi-currency credit facility. Terms of the proposed new facility include reduced interest costs, less restrictive financial covenants and additional borrowing capacity to fund capital expenditures, working capital needs and other corporate uses, including possible acquisitions. The agent for these lenders has agreed to use commercially reasonable efforts to complete this refinancing, which is expected to include several leading international lending institutions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     The Company's principal executive offices are located at 101 South Main Street, High Point, North Carolina 27261.

                                  THE OFFERING

Common Stock offered by:
  The Company..........................................................  1,200,000 shares
  The Selling Shareholders.............................................  400,000 shares
Common Stock to be outstanding after the Offering......................  12,540,577 shares
NYSE symbol............................................................  "CFI"
Use of proceeds by the Company.........................................  For expansion of facilities, equipment purchases, possible future acquisitions, repayment of debt,
                                                                         working capital and other general corporate purposes.
                                                                         See "Use of Proceeds."

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

                     (in thousands, except per share data)

                                                                                                               SIX MONTHS ENDED
                                                                        FISCAL (1)                           OCT. 29,    OCT. 27,
                                                   1992        1993        1994        1995        1996        1995        1996
STATEMENT OF INCOME DATA:
Net sales.....................................   $191,311    $200,783    $245,049    $308,026    $351,667    $163,029    $195,733
Cost of sales.................................    161,204     168,599     202,426     253,345     289,129     134,724     160,691
Gross profit..................................     30,107      32,184      42,623      54,681      62,538      28,305      35,042
Selling, general and administrative
  expenses....................................     24,597      24,203      27,858      33,432      39,068      18,129      22,568
Income from operations........................      5,510       7,981      14,765      21,249      23,470      10,176      12,474
Interest expense..............................      1,421       1,409       2,515       4,715       5,316       2,685       2,424
Interest income...............................       (136)        (29)        (79)        (64)        (92)         --        (117)
Other expense.................................        288           1         350       1,082         956         326         696
Income before income taxes....................      3,937       6,600      11,979      15,516      17,290       7,165       9,471
Income taxes..................................        964       2,099       4,314       5,741       6,310       2,650       3,551
Net income....................................   $  2,973    $  4,501    $  7,665    $  9,775    $ 10,980    $  4,515    $  5,920
Net income per share..........................   $   0.27    $   0.41    $   0.69    $   0.87    $   0.98    $   0.40    $   0.52
Cash dividends per share......................   $  0.049    $  0.064    $  0.080    $  0.100    $  0.110    $  0.055    $  0.065

Weighted average shares outstanding...........     10,827      10,875      11,076      11,203      11,234      11,209      11,304

OTHER DATA:
Capital expenditures..........................   $ 12,396    $ 11,938    $ 16,764    $ 18,058    $ 14,385    $  5,090    $  9,676
Depreciation..................................      7,085       6,724       8,497      11,257      12,348       6,138       6,321
Net sales per employee (2)....................        108         111         118         118         125          60          64


                                                                                                         AS OF OCTOBER 27, 1996
                                                                                                                         AS
                                                                                                         ACTUAL     ADJUSTED (4)
BALANCE SHEET DATA:
Working capital......................................................................................   $ 57,230      $ 57,230
Total assets.........................................................................................    219,527       219,527
Long-term debt, including current maturities.........................................................     79,991        63,571
Funded debt (3)......................................................................................     74,612        58,192
Shareholders' equity.................................................................................     86,835       103,255


(1) The Company's fiscal year ends on the Sunday closest to April 30. Accordingly, references to fiscal 1992, fiscal 1993, fiscal 1994, fiscal 1995 and fiscal 1996 refer to the fiscal years ended on May 3, 1992, May 2, 1993, May 1, 1994, April 30, 1995 and April 28, 1996, respectively.

(2) Net sales per employee represents net sales for the period divided by the average number of employees. The average number of employees is calculated using the number of employees at the beginning and end of each month in the respective period.

(3) Funded debt is long-term debt, including current maturities, less restricted investments, which are segregated industrial revenue bond funds pending application by the Company.


(4) Gives effect to the sale of shares offered by the Company hereby. The $16.4 million estimated net proceeds from the sale of the shares offered by the Company (after deduction for estimated underwriting discounts and commissions and offering expenses) have been applied to reduce the balance of the Company's revolving credit line (long-term debt) pending their ultimate use. See "Use of Proceeds."

                                  RISK FACTORS

     IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, THE FOLLOWING RISK FACTORS SHOULD BE CAREFULLY CONSIDERED IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING THE COMMON STOCK OFFERED HEREBY. THIS PROSPECTUS, INCLUDING INFORMATION INCORPORATED BY REFERENCE HEREIN, CONTAINS CERTAIN "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), WHICH REPRESENT THE COMPANY'S EXPECTATIONS OR BELIEFS, INCLUDING, BUT NOT LIMITED TO, STATEMENTS CONCERNING INDUSTRY PERFORMANCE, THE COMPANY'S OPERATIONS, PERFORMANCE, FINANCIAL CONDITION, GROWTH AND ACQUISITION STRATEGIES, MARGINS AND GROWTH IN SALES OF THE COMPANY'S PRODUCTS. FOR THIS PURPOSE, ANY STATEMENTS CONTAINED IN THIS PROSPECTUS THAT ARE NOT STATEMENTS OF HISTORICAL FACT MAY BE DEEMED TO BE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS BY THEIR NATURE INVOLVE SUBSTANTIAL RISKS AND UNCERTAINTIES, CERTAIN OF WHICH ARE BEYOND THE COMPANY'S CONTROL, AND ACTUAL RESULTS MAY DIFFER MATERIALLY DEPENDING ON A VARIETY OF IMPORTANT FACTORS, INCLUDING THOSE DESCRIBED IN THIS "RISK FACTORS" SECTION.

     ECONOMIC CONDITIONS. Demand for the Company's products generally is dependent upon consumer demand for, and production levels of, upholstered furniture and bedding products, which in turn fluctuate with U.S. and international economic conditions and cycles. Demand generally is higher during periods of economic strength and lower during periods of economic weakness or uncertainty. Key economic conditions influencing demand for Culp's products are housing starts, sales of existing homes, the level of consumer confidence, population demographics, trends in disposable income, the level of consumer spending, prevailing interest rates for home mortgages and the availability of consumer credit. Adverse economic conditions could have a material adverse effect on the Company.

     COMPETITION. The markets for the Company's products are highly competitive. Competitive factors include price, quality, product design and styling and customer service. The Company's market share could be significantly affected by any one or more of these factors, which could have a material adverse effect on the Company. In addition, although the Company is the largest supplier of upholstery fabric to the furniture industry and one of the largest suppliers of mattress ticking to the bedding industry, some of the Company's competitors are larger overall and have greater financial resources than the Company. Although the Company is planning to expand its wet-printing capacity by adding an additional facility, there can be no assurance that this facility will be completed on schedule or that, once it is completed, this facility will be successful. Additionally, there can be no assurance that other competitors will not expand their capacity to produce wet-printed flock fabrics, thereby reducing the Company's market opportunity. See "Business -- Competition."

     PRICING AND AVAILABILITY OF RAW MATERIALS. Raw material costs make up more than half of the Company's total production expenses. The Company is dependent upon outside suppliers for most of its raw material needs. The Company is subject to price increases and delays in receiving supplies of these materials. Although most of the Company's raw materials are available from more than one source, a disruption in the availability or price increases of raw materials could have an adverse effect on the Company. In particular, the Company currently relies on one supplier for the bulk of its flock greige goods (the base fabric used in producing printed flock fabrics). Due to the limited supply of flock greige goods, there can be no assurance that the Company will be able to obtain sufficient quantities of this raw material at economical prices if its existing supply is interrupted. Although the Company plans to begin operating its own flock coating manufacturing line to produce flock greige goods during the fourth quarter of fiscal 1997, the flock-coating process differs substantially from other manufacturing processes used by the Company. Accordingly, unforeseen technological difficulties or other matters could materially delay the Company's production of flock greige goods.

     Raw material prices increased during fiscal 1995 and 1996, and the Company was unable to fully pass along to customers such increases through higher selling prices. In certain cases, the Company has been able to offset, in whole or in part, raw material price increases by increased production efficiencies or a shift to different fabric constructions. There can be no assurance that significant raw material price increases will not occur in the future or that profit margins will not be adversely affected by such price increases. See "Business -- Sources and Availability of Raw Materials."

     ACQUISITION RISK. The Company evaluates acquisition opportunities in the ordinary course of its business. Acquisitions involve numerous risks, including difficulties in the assimilation of the operations and services of the acquired companies, the expenses incurred in connection with the acquisition, the diversion of management's attention from other business concerns and the potential loss of key employees of the acquired company. There can be no assurance that future acquisitions, if any, will be successfully integrated into the Company's operations. In addition, there can be no assurance that the Company will complete any future acquisitions or that acquisitions will contribute favorably to the Company's operations and financial condition.

     INTERNATIONAL BUSINESS RISKS. International sales have increased from $44.0 million in fiscal 1994 to $77.4 million in fiscal 1996. Such sales are subject to certain international business risks, including possible unsettled political conditions, expropriation, import and export restrictions, exchange controls, inflationary economies and currency risks. The Company's business is generally conducted in U.S. dollars. Accordingly, fluctuations in currency exchange rates may adversely affect the ability of the Company to compete effectively with firms located outside the United States. In particular, strengthening of the U.S. dollar against foreign currencies could make the Company's products less competitive on the basis of price in international markets.

     ENVIRONMENTAL AND OTHER REGULATIONS. The Company is subject to federal, state and local laws and regulations in the areas of safety, health and environmental pollution controls. The Company treats dyeing waste in its wastewater treatment system operated under governmental permits. Although the Company believes it is in material compliance with these laws and regulations, there can be no assurance that environmental requirements will not become more stringent in the future or that the Company will not incur substantial costs to comply with such requirements. A failure of the Company to comply with such laws and regulations could subject it to liability ranging from monetary damages to injunctive action, which could adversely affect the Company. See
"Business -- Environmental and Other Regulations."

     DEPENDENCE UPON KEY PERSONNEL. The Company is dependent upon the continued services of certain members of senior management, in particular those of Robert
G. Culp, III, Chairman and Chief Executive Officer, and Howard L. Dunn, President and Chief Operating Officer, two of the founders of the Company. The Company believes the loss of the services of key members of senior management could have an adverse effect on the Company. In addition, the Company believes that its future success will depend in large part upon its continued ability to attract, retain and motivate additional employees. There can be no assurance that the Company will be able to attract and retain sufficient qualified personnel to meet its business needs. See "Management."

     SIGNIFICANT SHAREHOLDER. Upon the completion of this Offering, assuming that the Underwriters' over-allotment option is not exercised, Robert G. Culp, III will beneficially own, directly and through voting and investment control of certain shares held in trusts, 25.6% of the outstanding shares of the Common Stock (23.7% if the Underwriters' over-allotment option is exercised). Accordingly, Mr. Culp will be in a position to influence the election of the Company's directors and the outcome of corporate actions requiring shareholder approval. This concentration of ownership may have the effect of delaying or preventing a change in control of the Company.

     SHARES ELIGIBLE FOR FUTURE SALE. Sales of a substantial number of shares of the Company's Common Stock in the public market after the Offering could adversely affect the market price of the shares of Common Stock. All of the 12,540,577 shares of Common Stock to be outstanding upon completion of this Offering will be freely tradeable without restriction unless held by affiliates of the Company. All such shares held by affiliates of the Company are eligible for sale in the public market, subject to the volume and other limitations set forth in Rule 144 under the Securities Act. The Company, its directors and executive officers, and certain shareholders, who in the aggregate own 4,095,043 shares, have agreed not to sell any shares of Common Stock (other than shares to be sold in the Offering) for a period of 180 days from the date of this Prospectus, subject to certain limited exceptions, without the prior written consent of the Representatives of the Underwriters. The Company has granted outstanding options to purchase a total of 588,410 shares of Common Stock, which are currently vested or are subject to vesting based on performance criteria. See "Underwriting" and Note 12 of Notes to Audited Consolidated Financial Statements.

     ANTI-TAKEOVER PROVISIONS. The Company's Articles of Incorporation and Bylaws contain certain provisions that may have the effect of deterring a future takeover of the Company, including the classification of the Board of Directors into three classes. These provisions could limit the price that certain investors might be willing to pay in the future for shares of Common Stock. In addition, 10,000,000 shares of the Company's preferred stock may be issued in the future without further shareholder approval and upon such terms and conditions, and having such rights, privileges and preferences, as the Board of Directors of the Company may determine. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the market price of shares of Common Stock and could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of the Company. The Company has no present plans to issue any shares of preferred stock.

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the 1,200,000 shares of Common Stock offered by the Company hereby are estimated to be $16.4 million based on a $15.00 price per share after deducting the estimated underwriting discount and offering expenses. The Company intends to use the net proceeds of this Offering for capital expenditures (including expansion of facilities and acquisition of equipment), possible future acquisitions, debt repayment and for working capital and other general corporate purposes. Pending the ultimate application of the net proceeds, the Company intends to apply the net proceeds to reduce the outstanding balance of the Company's revolving line of credit which currently bears interest at a spread over the one-month LIBOR and is scheduled to mature on March 1, 2001. While the Company evaluates acquisition opportunities in the ordinary course of its business, the Company has no present understandings, agreements or commitments with respect to any such transaction.


                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company as of October 27, 1996 on an actual basis and as adjusted to give effect to the sale of the shares of Common Stock offered hereby at an assumed offering price of $15.00 per share, after deduction of the estimated offering expenses and underwriting discount, and the application of the net proceeds therefrom. The information in the table below is qualified in its entirety by, and should be read in conjunction with, the Consolidated Financial Statements (including the Notes thereto) of the Company included elsewhere in this Prospectus.



                                                                                           AS OF OCTOBER 27, 1996
                                                                                            ACTUAL     AS ADJUSTED
                                                                                               (IN THOUSANDS)
Cash and cash investments...............................................................   $    744     $     744
Restricted investments (1)..............................................................   $  5,379     $   5,379

Industrial revenue bonds and other obligations..........................................   $ 22,191     $  22,191
Term loan...............................................................................     32,500        32,500
Revolving credit line...................................................................     24,300         7,880
Other...................................................................................      1,000         1,000
     Long-term debt, including current maturities.......................................     79,991        63,571
Shareholders' equity:
  Preferred stock, $0.05 par value......................................................         --            --
  Common stock, $0.05 par value.........................................................        566           626
  Capital contributed in excess of par value............................................     17,081        33,441
  Retained earnings.....................................................................     69,188        69,188
     Total shareholders' equity.........................................................     86,835       103,255
       Total long-term debt and shareholders' equity....................................   $166,826     $ 166,826


(1) Restricted investments were purchased with proceeds of industrial revenue bond issues and are invested pending application of such proceeds to project costs or repayment of the bonds.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Common Stock is listed for trading on the NYSE under the symbol "CFI." Prior to December 31, 1996, the Common Stock was quoted on the Nasdaq National Market ("Nasdaq") under the symbol "CULP." The following table sets forth, for the periods indicated, the high and low sales prices of the Common Stock as reported on Nasdaq for dates prior to December 31, 1996 and on the NYSE for dates thereafter and the cash dividends declared by the Company per outstanding share of Common Stock.


                                                                                                      CASH DIVIDEND
                                                                                   HIGH      LOW        DECLARED
FISCAL 1995:
  First Quarter................................................................   $12.50    $ 7.25       $0.0250
  Second Quarter...............................................................     9.25      7.50        0.0250
  Third Quarter................................................................    10.50      8.75        0.0250
  Fourth Quarter...............................................................     9.75      8.50        0.0250

FISCAL 1996:
  First Quarter................................................................    10.00      7.75        0.0275
  Second Quarter...............................................................    11.00      9.00        0.0275
  Third Quarter................................................................    11.50      9.50        0.0275
  Fourth Quarter...............................................................    13.25     10.00        0.0275

FISCAL 1997:
  First Quarter................................................................    14.25     11.50        0.0325
  Second Quarter...............................................................    14.38     11.75        0.0325
  Third Quarter (through January 27, 1997).....................................    17.00     13.50        0.0325



     On January 27, 1997, the last reported sale price of the Common Stock on the NYSE was $15.00 per share. The Company believes that as of October 27, 1996, there were approximately 2,800 beneficial owners of the Company's Common Stock.


     The Company has paid a quarterly cash dividend since its initial public offering of Common Stock in 1983, and the annual rate of dividends has been increased each year since 1990. The most recently declared quarterly dividend was $0.0325 per share, which represents an annual dividend rate of $0.13 per share.

                            SELECTED FINANCIAL DATA

     The selected consolidated financial data, with the exception of net sales per employee, as of May 3, 1992, May 2, 1993, May 1, 1994, April 30, 1995 and April 28, 1996 and for each of the years in the five-year period ended April 28, 1996 are derived from, and are qualified by reference to, the consolidated financial statements of the Company, which have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The consolidated financial statements as of April 30, 1995 and April 28, 1996 and for each of the years in the three-year period ended April 28, 1996, and the report thereon, are included elsewhere in this Prospectus. The selected consolidated financial data, with the exception of net sales per employee, as of and for the six months ended October 29, 1995 and October 27, 1996 are derived from the unaudited consolidated financial statements of the Company. These consolidated financial statements include all adjustments (consisting of normal recurring adjustments) which the management of the Company considers necessary for a fair presentation of the results of the periods. The consolidated financial statements as of October 27, 1996 and for the six months ended October 29, 1995 and October 27, 1996 are included elsewhere in this Prospectus. The results for the six months ended October 27, 1996 are not necessarily indicative of the results to be expected for the entire fiscal year.

                                                                                                             (UNAUDITED)
                                                               AS OF AND FOR THE                          AS OF AND FOR THE
                                                                   YEAR ENDED                              SIX MONTHS ENDED
                                            MAY 3,      MAY 2,      MAY 1,     APRIL 30,    APRIL 28,    OCT. 29,    OCT. 27,
                                             1992        1993        1994        1995         1996         1995        1996
                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
Net sales...............................   $191,311    $200,783    $245,049    $ 308,026    $ 351,667    $163,029    $195,733
Cost of sales...........................    161,204     168,599     202,426      253,345      289,129     134,724     160,691
Gross profit............................     30,107      32,184      42,623       54,681       62,538      28,305      35,042
Selling, general and administrative
  expenses..............................     24,597      24,203      27,858       33,432       39,068      18,129      22,568
Income from operations..................      5,510       7,981      14,765       21,249       23,470      10,176      12,474
Interest expense........................      1,421       1,409       2,515        4,715        5,316       2,685       2,424
Interest income.........................       (136)        (29)        (79)         (64)         (92)         --        (117)
Other expense...........................        288           1         350        1,082          956         326         696
Income before income taxes..............      3,937       6,600      11,979       15,516       17,290       7,165       9,471
Income taxes............................        964       2,099       4,314        5,741        6,310       2,650       3,551
Net income..............................   $  2,973    $  4,501    $  7,665    $   9,775    $  10,980    $  4,515    $  5,920
Net income per share....................   $   0.27    $   0.41    $   0.69    $    0.87    $    0.98    $   0.40    $   0.52
Cash dividends per share................   $  0.049    $  0.064    $  0.080    $   0.100    $   0.110    $  0.055    $  0.065

Weighted average shares
  outstanding...........................     10,827      10,875      11,076       11,203       11,234      11,209      11,304

OTHER DATA:
Capital expenditures....................   $ 12,396    $ 11,938    $ 16,764    $  18,058    $  14,385    $  5,090    $  9,676
Depreciation............................      7,085       6,724       8,497       11,257       12,348       6,138       6,321
Net sales per employee (unaudited)
  (1)...................................        108         111         118          118          125          60          64

BALANCE SHEET DATA:
Cash and cash investments...............   $  3,951    $  7,219    $  2,693    $   1,393    $     498    $    930    $    744
Working capital.........................     26,665      34,942      37,949       38,612       56,953      46,373      57,230
Total assets............................     93,195     106,548     164,948      194,999      211,644     200,404     219,527
Long-term debt, including current
  maturities............................     16,817      26,582      61,562       73,742       82,041      76,692      79,991
Funded debt (2).........................     16,817      26,582      58,639       72,947       76,791      76,692      74,612
Shareholders' equity....................     50,651      54,521      62,649       71,396       81,446      75,351      86,835

(1) Net sales per employee represents net sales for the period divided by the average number of employees. The average number of employees is calculated using the number of employees at the beginning and end of each month in the respective period.

(2) Funded debt is long-term debt, including current maturities, less restricted investments, which are segregated industrial revenue bond funds pending application by the Company.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following analysis of the financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements (including the Notes thereto) included elsewhere in this Prospectus.

OVERVIEW

     Culp is the largest manufacturer and marketer of furniture upholstery fabrics in the world and is a leading producer of mattress ticking. The Company's fabrics are used principally in the production of residential and commercial furniture and bedding products, including sofas, recliners, chairs, loveseats, sectionals, sofa-beds, office seating, panel systems and mattress sets. Although Culp markets fabrics at most price levels, the Company has emphasized fabrics that have a broad appeal in the "good" and "better" price categories of furniture and bedding.

     The Company's net sales have increased from $245.0 million in fiscal 1994 to $308.0 million in fiscal 1995 and $351.7 million in fiscal 1996, with $195.7 million in net sales for the first six months of fiscal 1997 compared to $163.0 million in the first six months of fiscal 1996. Net income per share has increased from $0.69 in fiscal 1994 to $0.87 in fiscal 1995 and $0.98 in fiscal 1996, and net income per share for the first six months of fiscal 1997 was $0.52 compared to $0.40 for the first six months of fiscal 1996.


     Culp's position as a leading worldwide manufacturer and marketer of upholstery fabrics and mattress ticking has been achieved through internal expansion and the successful integration of strategic acquisitions. In fiscal 1995, the Company completed the acquisition of Rayonese in a transaction valued at $10.5 million. The acquisition of Rayonese substantially increased the Company's capacity to manufacture primarily jacquard greige goods used by the Company in the production of its printed fabrics, including upholstery fabrics and mattress ticking. In fiscal 1994, the Company completed the purchase of Rossville/Chromatex in a transaction valued at $39.3 million. This acquisition significantly added to the Company's capacity to produce jacquard and dobby upholstery fabrics marketed principally for residential furniture. In January 1997, the Company acquired a 107,000 square-foot building in Lumberton, North Carolina and had executed purchase orders for most of the new equipment for this facility. This facility is expected to require capital expenditures of $9 million and to approximately double the Company's capacity to produce wet-printed flock upholstery fabric. The Company has experienced increasing demand for this product, particularly in international markets. The Company anticipates that the Lumberton facility will commence operations by July 1997.


     The Company is organized into four business units: (i) Culp Textures (which manufactures jacquard and dobby woven fabrics used primarily for residential and commercial furniture), (ii) Rossville/Chromatex (which manufactures jacquard and dobby woven fabrics used for residential furniture), (iii) Velvets/Prints (which manufactures a broad range of printed and velvet fabrics used primarily for residential and juvenile furniture) and (iv) Culp Home Fashions (which principally manufactures mattress ticking). The Company believes that this decentralized business unit structure, adopted in fiscal 1994, has been effective in increasing business with existing customers, as well as in broadening the Company's customer base.

     The Company's business, which is directly linked to the demand for upholstery fabrics and mattress ticking, is cyclical in nature and can be significantly affected by changes in overall economic conditions. See "Risk Factors -- Economic Conditions."

RESULTS OF OPERATIONS

     The following table sets forth certain items in the Company's consolidated statements of income as a percentage of net sales.

                                                                                                FIRST SIX MONTHS
                                                              FISCAL    FISCAL    FISCAL      FISCAL         FISCAL
                                                              1994      1995      1996         1996           1997
Net sales..................................................   100.0%    100.0%    100.0%       100.0%         100.0%
Cost of sales..............................................    82.6      82.2      82.2         82.7           82.1
Gross profit...............................................    17.4      17.8      17.8         17.3           17.9
Selling, general and administrative expenses...............    11.4      10.9      11.1         11.1           11.5
Income from operations.....................................     6.0       6.9       6.7          6.2            6.4
Interest expense...........................................     1.0       1.5       1.5          1.6            1.3
Interest income............................................     0.0       0.0       0.0          0.0          (0.1)
Other expense, net.........................................     0.1       0.4       0.3          0.2            0.4
Income before income taxes.................................     4.9       5.0       4.9          4.4            4.8
Income taxes...............................................     1.8       1.8       1.8          1.6            1.8
Net income.................................................     3.1%      3.2%      3.1%         2.8%           3.0%

     The following table sets forth the Company's net sales by major product category and business unit for each of the Company's three most recent fiscal years and the first six months of fiscal 1996 and fiscal 1997. The table also sets forth the percent change in net sales for the Company's major product categories of upholstery fabrics and mattress ticking and business units within each major category for comparative periods.

                                                                                                         PERCENT CHANGE
                                                                                                                        FIRST
                                                            NET SALES                            FISCAL     FISCAL    SIX MONTHS
                                                                           FIRST SIX MONTHS       1994       1995       FISCAL
                                      FISCAL      FISCAL      FISCAL      FISCAL      FISCAL       TO         TO         1996
                                     1994 (1)    1995 (2)      1996        1996        1997       1995       1996      TO 1997
                                                      (DOLLARS IN THOUSANDS)
Upholstery fabrics:
  Culp Textures...................   $ 78,317    $ 85,125    $ 84,384    $ 40,299    $ 44,802      8.7%      (0.9)%      11.2%
  Rossville/Chromatex.............     31,047      63,765      74,203      33,318      39,887      N/A       16.4%       19.7%
  Velvets/Prints..................     97,036     106,803     125,701      55,604      75,100     10.1%      17.7%       35.1%
                                      206,400     255,693     284,288     129,221     159,789     23.9%      11.2%       23.7%
Mattress ticking:
  Culp Home Fashions..............     38,649      52,333      67,379      33,808      35,944     35.4%      28.8%        6.3%
     Net sales....................   $245,049    $308,026    $351,667    $163,029    $195,733     25.7%      14.2%       20.1%

(1) Rossville/Chromatex was acquired on November 1, 1993.

(2) Rayonese (part of Culp Home Fashions) was acquired on March 6, 1995.

  FIRST SIX MONTHS OF FISCAL 1997 COMPARED WITH FIRST SIX MONTHS OF FISCAL 1996

     NET SALES. Net sales for the first six months of fiscal 1997 increased $32.7 million, or 20.1%, from the prior year period. The increase in the Company's net sales resulted from increased sales to existing customers as well as sales to new accounts, particularly in the Company's Velvets/Prints and Rossville/Chromatex business units. Net sales of upholstery fabrics for the first six months of fiscal 1997 increased $30.6 million, or 23.7%, from the prior year period. Each of the business units in this product category recorded higher sales for the 1997 period compared to the first six months of fiscal 1996. Sales of mattress ticking for the first six months of fiscal 1997 rose $2.1 million, or 6.3%, from the prior year period. International sales, consisting primarily of upholstery fabrics, increased $11.9 million, up 34.9%, from the year-earlier period. As a result of this increase, international sales accounted for 23.4% of the Company's sales for the 1997 period compared with 20.9% for the prior year period.

     GROSS PROFIT AND COST OF SALES. Gross profit for the first six months of fiscal 1997 increased in both absolute dollars and as a percentage of net sales. Factors contributing to the higher profitability included the increased absorption of fixed costs as a result of the growth in sales as well as the benefit from the Company's ongoing capital investment in modernized equipment designed to lower manufacturing costs and raise productivity. During the first six months of fiscal 1997, the prices of the Company's raw materials stabilized, and in some cases declined.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased as a percentage of net sales in the first six months of fiscal 1997 compared to 1996. Although the Company is continuing to emphasize cost-containment programs, planned increases in expenses related to resources for designing new fabrics and higher selling commissions related to international sales contributed to the higher ratio of expenses to net sales. The accrual for incentive-based compensation plans through the first six months of fiscal 1997 was also a significant factor contributing to the increase in these expenses.

     INTEREST EXPENSE. Interest expense, net of interest income, of $2.3 million for the first six months of fiscal 1997 was down from $2.7 million in the 1996 period due to lower average borrowings outstanding.

     OTHER EXPENSE. Other expense increased $370,000 for the first six months of fiscal 1997 compared to a year ago, principally due to the non-recurring write-off of certain fixed assets totalling $175,000 and the recognition in the 1996 period of $100,000 in gain related to an indemnification for an environmental matter.

     NET INCOME. Net income increased 31.1% to $5.9 million in the first six months of fiscal 1997 compared to $4.5 million for the prior year period.

  FISCAL 1996 COMPARED WITH FISCAL 1995

     NET SALES. Net sales for fiscal 1996 increased by $43.6 million, or 14.2%, compared to fiscal 1995. The Company's sales of upholstery fabrics increased $28.6 million, or 11.2%, in fiscal 1996 compared to fiscal 1995. Sales from Rossville/Chromatex and Velvets/Prints were up significantly from the prior year, while Culp Textures' sales were down slightly. The increase of $15.0 million in sales from the Culp Home Furnishings business unit reflected higher shipments to existing accounts and the additional sales from Rayonese. Sales from the Culp Home Furnishings business unit for fiscal 1996 included $7.7 million from Rayonese, which was acquired on March 6, 1995. Rayonese contributed $1.4 million to sales for the portion of fiscal 1995 in which it was included in the Company's results. International sales, consisting primarily of upholstery fabrics, increased to $77.4 million, up 33.5% from fiscal 1995. International shipments accounted for 22.0% of the Company's sales for fiscal 1996, up from 18.8% in fiscal 1995. The base of the Company's international customers continued to broaden, with sales to customers in over 50 countries during fiscal 1996.

     GROSS PROFIT AND COST OF SALES. Gross profit for fiscal 1996 increased by $7.9 million and remained constant as a percentage of net sales at 17.8%. The cost of most raw materials generally rose throughout fiscal 1996, and the Company was unable to offset much of the impact of these increases through higher prices. Raw material price increases were offset by a shift in the Company's product mix toward fabrics with higher gross margins and increased production efficiencies. During the latter part of the year, the Company began experiencing some easing in the rate of increase in the cost of raw materials.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased as a percentage of net sales for fiscal 1996. Although the Company is continuing to emphasize cost-containment programs, planned increases in expenses related to the design of new fabrics and higher selling commissions related to international sales led to the higher ratio of expenses to net sales.

     INTEREST EXPENSE. Interest expense for fiscal 1996 rose 12.7% to $5.3 million. The increase principally reflected additional borrowings related to funding the acquisition of Rayonese, capital expenditures and an increased level of working capital needed to support increased sales. The Company experienced generally lower prevailing interest rates during fiscal 1996.

     NET INCOME. Net income increased 12.3% to $11.0 million in fiscal 1996 compared to $9.8 million in fiscal 1995.

  FISCAL 1995 COMPARED WITH FISCAL 1994

     NET SALES. Net sales in fiscal 1995 increased by $63.0 million, or 25.7%, compared to fiscal 1994. The increase of $49.3 million in upholstery fabrics was attributable primarily to the incremental sales of $32.7 million contributed by Rossville/Chromatex, which was acquired on November 1, 1993. Excluding that contribution, the Company's sales of upholstery fabrics increased $16.6 million, or 8.0%. Shipments of each business unit within upholstery fabrics were up for the year. The $13.7 million increase in sales in mattress ticking primarily reflected higher shipments to existing accounts and, to a lesser degree, the success of programs to broaden the customer base. Sales of mattress ticking for fiscal 1995 included $1.4 million from Rayonese, which was acquired on March 6, 1995. International sales, consisting primarily of upholstery fabrics, increased to $58.0 million, up 31.6%, from fiscal 1994. This category of sales represented 18.8% of total sales in fiscal 1995 and 18.0% of total sales in fiscal 1994.

     GROSS PROFIT AND COST OF SALES. Gross profit for fiscal 1995 increased both in absolute dollars and as a percentage of net sales. The Rossville/Chromatex and Culp Home Fashions business units contributed significantly to those gains. Gross margins for Culp Textures and Velvets/Prints were up, although not as significantly. The Company experienced increased raw material prices during fiscal 1995 which generally were not passed along to customers through price increases.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses declined as a percentage of net sales for fiscal 1995. The lower ratio of expenses primarily reflects a company-wide program to contain these costs and operate more efficiently.

     INTEREST EXPENSE. Interest expense for fiscal 1995 increased 87.5% to $4.7 million. The increase principally reflected the full-year inclusion of the bank borrowings and financing provided by the seller related to the acquisition of Rossville/Chromatex and increased capital expenditures. Significantly higher prevailing interest rates also contributed to the increase in interest expense for the year.

     OTHER EXPENSE. Other expense for fiscal 1995 increased to $1.1 million compared with $350,000 in fiscal 1994. The principal factors contributing to the increased expense were amortization of goodwill related to the Rossville/Chromatex acquisition and higher debt issue costs.

     NET INCOME. Net income increased 27.6% to $9.8 million in fiscal 1995 from $7.7 million in fiscal 1994.

LIQUIDITY AND CAPITAL RESOURCES

     LIQUIDITY. Cash and cash investments were $744,000 as of October 27, 1996 compared to $498,000 at the end of fiscal 1996. Funded debt (long-term debt, including current maturities, less restricted investments) decreased to $74.6 million at the close of the first six months of fiscal 1997 from $76.8 million at the end of fiscal 1996. As a percentage of total capital (funded debt plus shareholders' equity), the Company's borrowings amounted to 46.2% as of October 27, 1996 compared to 48.5% at the end of fiscal 1996. The Company's working capital as of October 27, 1996 was $57.2 million compared to $57.0 million at the end of fiscal 1996.

     The Company's cash flow from operations was $16.2 million for the first six months of fiscal 1997, consisting of $12.7 million from earnings (net income plus depreciation, amortization and deferred income taxes) and $3.5 million from changes in working capital. The funds from operations were used principally to fund capital expenditures of $9.7 million and reduce long-term debt.

     FINANCING ARRANGEMENTS. The Company has an unsecured loan agreement with two banks, which provides for a $32.5 million five-year term loan and a $33.5 million revolving credit line with a five-year term. The term loan requires monthly installments of $500,000 and a final payment of $6.5 million on March 1, 2001. The revolving credit line requires payment of an annual facility fee and expires on March 1, 2001. Additionally, the term loan and the credit line require payment of interest on any outstanding borrowings at an interest rate based on a spread over the one-month LIBOR. As of October 27, 1996, the Company had outstanding balances of $56.8 million under the bank facilities and an additional $9.2 million in borrowings available under the revolving credit facility. On December 17, 1996, the Company received "best efforts" commitments from its principal bank lenders, Wachovia Bank of North Carolina, N.A. and First Union National Bank of North Carolina, to refinance its existing $66 million term loan and revolving line of credit with a $125 million syndicated five-year, unsecured, multi-currency credit facility, which is expected to include several leading international lending institutions. Terms of the proposed new facility include reduced interest costs, less restrictive financial covenants and additional borrowing capacity to fund capital expenditures, working capital needs and other corporate uses, including possible acquisitions. Although the agent for these lenders, Wachovia Bank of Georgia, N.A., has agreed to use commercially reasonable efforts to complete this refinancing, subject to certain conditions including the completion of satisfactory loan documentation, there can be no assurance that this refinancing will be completed.

     The Company also has a total of $21.6 million in currently outstanding industrial revenue bonds ("IRBs"), which have been used to finance capital expenditures. The IRBs are collateralized by restricted investments of $5.4 million as of October 27, 1996 and letters of credit for the outstanding balance of the IRBs and certain interest payments due thereunder. Substantially all of the bonds are due in one-time payments at various dates from 2008 to 2013, with interest at variable rates at approximately 60% of the prime rate. In December 1996, the Company borrowed $3.5 million under an IRB to finance additional jacquard weaving capacity at its West Hazelton, Pennsylvania plant, and the Company expects to complete a $6.0 million IRB by the end of December 1996 to finance the installation of flock coating equipment at its plant in Burlington, North Carolina. The Company anticipates that it will finance capital expenditures of approximately $8.0 million in connection with the Lumberton, North Carolina wet-printing facility to be opened by July 1997 with an additional IRB. After the completion of these anticipated IRB transactions, the Company's outstanding IRB debt will be approximately $40 million, the maximum outstanding amount of such bonds allowed under federal tax law. Therefore, additional IRB financing will not be available to the Company until the amount of its outstanding IRBs is substantially reduced.

     The Company's loan agreements require, among other things, that the Company maintain certain financial ratios. The Company was in compliance with these required financial covenants as of October 27, 1996 and as of the date of this Prospectus.

     As of October 27, 1996, the Company had three interest rate swap agreements to reduce its exposure to floating interest rates on a $25 million notional amount. The effect of these contracts is to "fix" the interest rate payable on $25 million of the Company's bank borrowings at a weighted average rate of 7.1%. The Company also enters into foreign exchange forward contracts to hedge against currency fluctuations with respect to firm commitments to purchase machinery, equipment and certain raw materials when those commitments are denominated in foreign currencies.

     CAPITAL EXPENDITURES. The Company maintains a significant program of capital expenditures designed to increase capacity as needed, enhance manufacturing efficiencies through modernization and increase the Company's vertical integration. Capital expenditures were $16.8 million in fiscal 1994, $18.1 million in fiscal 1995, $14.4 million in fiscal 1996 and $9.7 million during the first six months of fiscal 1997. The Company expects that total capital expenditures for fiscal 1997 will be approximately $31 million, including the acquisition of, and purchase of equipment for, the Lumberton facility. Although final budgets for fiscal 1998 have not been determined, the Company is currently anticipating capital expenditures during fiscal 1998 of approximately $20 million. The Company believes that cash flows from operations, the net proceeds from the Company's sale of shares in the Offering and funds available under existing credit facilities and committed IRB financings will be sufficient to fund capital expenditures and working capital for the foreseeable future.

INFLATION

     The Company experienced generally higher costs of raw materials during fiscal 1996 and 1995. Other operating expenses, such as labor, utilities and manufacturing supplies, also rose over these periods. Competitive conditions did not allow the Company to fully offset the impact of these increases through higher prices, which put pressure on profit margins. Although the cost of the Company's raw materials has stabilized during the first six months of fiscal 1997, and in some cases declined, the net incremental effect on margins will continue to be influenced by raw material prices, other operating costs and overall competitive conditions. See "Risk Factors -- Pricing and Availability of Raw Materials."

SEASONALITY

     The Company's business is slightly seasonal, with increased sales during the Company's second and fourth fiscal quarters. This seasonality results from one-week closings of the Company's manufacturing facilities, and the facilities of most of its U.S. customers, during the first and third quarters for the July 4th and Christmas holiday weeks.

NEW ACCOUNTING PRONOUNCEMENTS

     The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," which permits a change from the intrinsic value based method of accounting for stock options (Accounting Principles Board Opinion No. 25) to a fair value based method for employee stock option and similar equity investments. As an alternative, the SFAS No. 123 allows the continued use of the intrinsic value based method accompanied with pro forma disclosures of the fair value based method. The Company plans to adopt this alternative commencing with the fiscal year ending April 27, 1997.

     The implementation of other new accounting standards will not have a material impact on the Company's financial statements in fiscal 1997.

                                    BUSINESS

     Culp is the largest manufacturer and marketer of furniture upholstery fabrics in the world and is a leading producer of mattress ticking. The Company's fabrics are used principally in the production of residential and commercial furniture and bedding products, including sofas, recliners, chairs, loveseats, sectionals, sofa-beds, office seating, panel systems and mattress sets. Culp markets one of the broadest product lines in its industry, with a wide range of fabric constructions, patterns, colors, textures and finishes. This breadth is made possible by Culp's extensive manufacturing capabilities that include a variety of weaving, printing and finishing operations and the ability to produce various yarns and greige goods used in its products. Culp's staff of over 50 designers uses CAD systems to develop the Company's own patterns and styles. Culp's product line currently includes more than 3,000 upholstery fabric patterns and 1,000 mattress ticking styles. Although Culp markets fabrics at most price levels, the Company has emphasized fabrics that have a broad appeal in the "good" and "better" price categories of furniture and bedding.

     Culp markets its products worldwide, with sales to customers in over 50 countries. The Company's international sales have increased from $44.0 million in fiscal 1994 to $77.4 million in fiscal 1996 and were $45.9 million in the first six months of fiscal 1997. Although shipments to U.S.-based customers continue to account for most of the Company's sales, Culp's success in building a global presence has led to an increasing proportion of sales to international accounts (23.4% of net sales for the first six months of the current fiscal year). The Company's network of 30 international sales agents represents Culp's products in major furniture and bedding markets outside the United States.

     Over the past five fiscal years, the Company has invested $73.5 million in capital expenditures to expand its manufacturing capacity, install more efficient production equipment and vertically integrate its operations. These expenditures, which have reduced the Company's manufacturing costs, have included the installation of narrow and wide-width weaving machines and additional printing equipment to support the growth in woven and printed upholstery fabrics and mattress ticking. The Company expects to spend approximately $31 million in capital expenditures during fiscal 1997. A substantial portion of fiscal 1997's planned expenditures is targeted to expand the Company's printing capacity to support sales growth in wet-printed flock fabrics and to vertically integrate a key process in producing unprinted flock greige goods. As a result of expenditures to date, the Company has been able to support a substantially higher level of sales, as well as lower its production costs and enhance its relative competitive position.

     The Company is organized into four business units (Culp Textures, Rossville/Chromatex, Velvets/Prints and Culp Home Fashions), which has enabled it to focus its marketing and manufacturing resources on the unique demands of its customers and on expanding end-use markets. The Company believes this organizational structure has proven effective in increasing business with existing customers, as well as broadening the Company's customer base. Each of these business units has considerable autonomy in developing its marketing and manufacturing plans.

     Culp believes that its emphasis on product innovation, quality and customer service has been a significant reason for its success in increasing its share of the overall market for upholstery fabrics and mattress ticking. The Company has also been innovative in its use of technology to enhance communication within the organization and with customers. As an example, CULPLINK, the Company's proprietary, on-line customer information system, was introduced in May 1995 to provide certain international customers and key sales agents with the capability to track the status of orders and shipments, enter orders and access sales history. CULPLINK is expected to be accessible to customers through the Internet during fiscal 1998.

     Culp has ten manufacturing facilities, with a combined total of 2.2 million square feet, that are located in North Carolina (4), South Carolina (2), Pennsylvania (2), Georgia (1) and Quebec, Canada (1). The Company's distribution system is designed to offer customers fast, responsive delivery. Products are shipped directly to customers from the Company's manufacturing facilities, as well as from three regional distribution facilities strategically located in High Point, North Carolina, Los Angeles, California, and Tupelo, Mississippi, which are areas of high concentration of furniture manufacturing. In addition, the Company maintains an inventory of upholstery fabrics at a warehouse facility in Grand Rapids, Michigan to supply large commercial furniture manufacturers in that area.

     Culp's position as a leading global marketer of upholstery fabrics and mattress ticking has been achieved through internal expansion and strategic acquisitions. The most recent acquisitions include Rossville/Chromatex in fiscal 1994 and Rayonese in fiscal 1995. Each of these acquisitions has been successfully integrated into the Company's operations and has contributed to Culp's growth.

INDUSTRY OVERVIEW

     Culp markets products worldwide to manufacturers that operate in three principal markets and several specialty markets:

     RESIDENTIAL FURNITURE. This market includes upholstered furniture sold to consumers. Products include sofas, recliners, chairs, loveseats, sectionals and sofa-beds.

     COMMERCIAL FURNITURE. This market includes upholstered office seating and panel systems sold primarily to be used in offices, hotels and institutional settings. The establishment of home offices is adding to the demand for commercial furniture.

     BEDDING. This market includes mattresses and box springs.

     SPECIALTY MARKETS. This category represents several other markets, including juvenile furniture (baby car seats and baby items), "top of the bed" (comforters and bedspreads), outdoor furniture, recreational vehicle seating, automotive aftermarket (slip-on seat covers) and retail fabric stores.

     The upholstery fabric manufacturing industry is highly fragmented. Although several major firms compete in this market, no one firm is dominant. Conversely, the mattress ticking industry is concentrated among relatively few large suppliers. The Company believes that the worldwide total market for its products exceeds $6 billion. American Furniture Manufacturers Association, a trade association, reports that U.S. residential furniture manufacturers shipped products valued at approximately $19 billion (wholesale) during 1995. Approximately 40% of this furniture is believed to consist of upholstered products, which over the past several years has been the fastest growing category of residential furniture. According to FURNITURE/TODAY, a leading trade publication, annual sales of upholstery fabrics in the United States for residential applications are approximately $2 billion. A recent survey conducted for Culp by an independent international consulting firm estimated annual sales of upholstery fabrics outside the United States to be more than $4 billion.

     Trends in upholstery fabrics and mattress ticking demand generally parallel trends in demand for consumer purchases of furniture and bedding. Factors influencing consumer purchases of home furnishings include the number of household formations, growth in the general population, the demographic profile of the population, consumer confidence, employment levels, the amount of disposable income, housing starts and existing home sales. The long-term trend in U.S. demand for furniture and bedding has been one of moderate growth, although there have been some occasional, temporary periods of a modest downturn in sales due principally to changes in economic conditions. Periods of decline, however, have been brief, with annual shipments in the United States declining in only four of the past 24 years.

     The Company believes that demographic trends will continue to support long-term growth in the U.S. residential furniture and bedding industries. In particular, as "baby boomers" (people born between 1946 and 1964) mature to the 35-to-64 year age group over the next decade, they will be reaching their highest earning power. This age group includes the largest consumers of residential furniture. Furthermore, statistics show that the average size of new homes has increased in recent years, which generally results in increased purchases of furnishings per home.

     There is an established trend toward consolidation in the furniture industry at all levels. FURNITURE/TODAY has reported that the ten largest U.S. furniture manufacturers accounted for approximately 39% of the total industry sales in 1995, up from a 23% share ten years earlier. This trend is expected to continue due to several factors, including the need to invest significant capital to maintain modern manufacturing and distribution facilities, as well as to provide the sophisticated computer-based systems to interface with retailers and suppliers. The Company believes that, as this trend continues, opportunities may increasingly exist for large upholstery fabric manufacturers capable of supplying the product requirements of large furniture manufacturers on a timely basis.

     Although the demand for home furnishings in more developed international geographic regions such as Western Europe is relatively mature, major areas such as Eastern Europe, the Middle East and Asia are experiencing significant increases in sales of furniture and home furnishings. Consumers in these areas are attracted to designs that mirror American tastes, and U.S.-based manufacturers such as Culp have been able to capitalize on this preference. Production costs of fabrics involve a relatively low labor component, which provides an advantage for a company with modern, efficient manufacturing equipment and systems. The large size of the furniture and bedding markets within the United States has led to a fabric manufacturing industry that features ready access to a broad range of raw materials, large manufacturers with lower costs resulting from economies of scale and the ready availability of new designs and patterns. The Company believes that these characteristics enable Culp to compete effectively in international markets.

COMPETITIVE STRENGTHS

     The Company believes that its position as a leading worldwide manufacturer and marketer of upholstery fabrics and mattress ticking is the result of the following competitive strengths:

     BROAD PRODUCT OFFERING AND DIVERSE MANUFACTURING CAPABILITIES. Culp markets one of the broadest product lines in its industry, with a wide range of fabric constructions, patterns, colors, textures and finishes. This breadth is made possible by Culp's extensive manufacturing capabilities that include a variety of weaving, printing and finishing operations and the ability to produce various yarns and greige goods used in its products. Although most of the Company's competitors emphasize one particular type of fabric, Culp competes in every major category except leather (which accounts for a relatively small portion of the residential furniture sold in the United States annually). This product line diversity provides the Company valuable flexibility to adjust to changes in consumer tastes and styles. Culp produces a wide range of fabric coverings which appeals to major manufacturers that want to differentiate their products for competitive reasons. Culp's manufacturing versatility also enhances the Company's ability to introduce new fabrics.

     MANUFACTURING EFFICIENCY AND VERTICAL INTEGRATION. Over the past five fiscal years, the Company has invested $73.5 million in capital expenditures to expand its manufacturing capacity, install more efficient production equipment and vertically integrate its operations. These expenditures, which have reduced the Company's manufacturing costs, have included the installation of narrow and wide-width weaving machines and additional printing equipment to support the growth in woven and printed upholstery fabrics and mattress ticking. The Company plans to spend approximately $31 million in capital expenditures during fiscal 1997. The Company expects that an increasing emphasis of the Company's capital spending will be directed to the further vertical integration of its operations. For example, an expansion project currently underway is expected to approximately double Culp's capacity to extrude polypropylene yarn, which is the largest category of yarn used by Culp. Additionally, the Company is expanding its capacity to manufacture jacquard greige goods and adding the capability to produce flock greige goods. Since raw materials represent more than half of the Company's production costs, increasing vertical integration is expected to significantly reduce Culp's overall production costs.

     DESIGN INNOVATION. Although design trends within the Company's markets are generally not subject to radical change, the introduction of new fabric patterns and designs is a very important aspect of Culp's service to its customers. Culp has increased its investment in design and creative capabilities in recent years, and the Company believes that it has one of the most flexible design programs in the industry. The Company's design staff includes over 50 individuals assigned to the design function in the Company's four business units, including designers with experience in designing products for specific international markets. The Company has installed CAD workstations to facilitate the creation of appealing designs more efficiently. This process significantly simplifies the process for showing a customer a prototype design compared with the conventional, and more expensive, practice of producing an actual swatch of the fabric. During fiscal 1998, Culp expects to consolidate most of its design resources into a new center that will facilitate the sharing of design ideas and CAD and other technologies among its business units. The new design center is expected to enhance the Company's merchandising and marketing of its products by providing an environment in which customers can be shown new products as well as participate in product development initiatives.

     DIVERSE GLOBAL CUSTOMER BASE. Culp has successfully diversified its customer base in recent years by increasing its sales to customers in markets other than the U.S. residential furniture market. The most significant component of this change has been the growth in international sales, which have increased from $44.0 million in fiscal 1994 to $77.4 million in fiscal 1996 and were $45.9 million for the first six months of fiscal 1997. International shipments, principally of upholstery fabrics, accounted for 22.0% of the Company's net sales in fiscal 1996, up from 18.8% in the prior year. The Company's international sales are diversified, both by geographic region and product line, with customers in over 50 countries. Culp has also expanded its marketing initiatives to further penetrate commercial furniture, juvenile furniture and certain specialty markets. Sales to customers in markets other than the U.S. residential furniture market represented 46% of net sales for the first six months of fiscal 1997.

     DISTRIBUTION CAPABILITY. The Company's products are shipped directly from its manufacturing facilities, as well as from regional distribution facilities strategically located in areas where there are considerable concentrations of furniture manufacturers, to improve its ability to meet customers' delivery demands. Three of these distribution facilities primarily service small and medium-size residential furniture companies and generally ship orders within 48 hours of receipt. The fourth, and most recent, regional distribution facility, located in Grand Rapids, Michigan, supplies large commercial furniture manufacturers on a "just in time" basis. The Company has also developed worldwide shipping capabilities to supply manufacturers and distributors in Europe, the Middle East, Asia and the Pacific Rim.

     COMMITMENT TO CUSTOMER SERVICE. The Company is committed to delivering superior customer service. Culp has developed internal information systems that have enabled it to substantially improve its on-time delivery performance and reduce its lead time for orders. In addition, the Company works closely with its customers to coordinate production and delivery schedules. The Company is continuing to pursue opportunities for enhancing its level of service. CULPLINK, the Company's proprietary on-line customer information system, was introduced in May 1995 to provide certain international customers and key sales agents with the capability to track the status of orders and shipments, enter orders and access sales history. CULPLINK is expected to be accessible to customers through the Internet during fiscal 1998.

     ABILITY TO INTEGRATE ACQUISITIONS. Culp has complemented its internal expansion through the integration of strategic acquisitions of other fabric manufacturers. The acquisitions of Rossville/Chromatex in fiscal 1994 and Rayonese in fiscal 1995 have added to the growth in the Company's sales and earnings while strengthening Culp's basic competitive position. The Company believes that its managerial and financial resources serve as a significant competitive advantage in supporting the ability to pursue strategic acquisitions in the future.

GROWTH STRATEGY

     The Company believes that its competitive strengths provide it with the opportunity to build on its leadership position in the global upholstery fabric and mattress ticking markets. The Company's strategy for continued growth includes five key initiatives:


     EXPAND WET-PRINTED FLOCK FABRIC CAPACITY. Culp is experiencing significant growth in sales of wet-printed flock fabrics, a product line it entered in late fiscal 1994. Recent product development improvements in the wet-printed flock manufacturing processes have enhanced the quality of wet-printed flock fabrics as an alternative to more expensive woven velvet fabrics. In addition, the Company has experienced strong international demand for this product. Moreover, a disruption in production of wet-printed flock fabric experienced by a major competitor has reduced available product supply on a near-term basis. Culp plans to capitalize on the increasing worldwide popularity of wet-printed flock fabrics through the addition of wet-printing equipment and flock coating machinery. In November 1996, the Company's Board of Directors approved capital expenditures of $9 million for a new facility that is expected to approximately double its wet-printing capacity, which is currently approximately 10 million linear yards annually. This initiative involves the purchase of an existing 107,000-square-foot building in Lumberton, North Carolina, which was completed in January 1997, and the installation of new equipment specifically designed for wet-printed flock fabrics. The Company currently plans to begin production at this facility by July 1997.


     GROW INTERNATIONAL SALES. Culp is focusing on expanding its international sales to capitalize on the growth in demand for home furnishings in many markets outside the United States. Factors aiding Culp include a growing preference for American designs, the relatively low importance of labor costs in the Company's fabrics, the Company's overall manufacturing efficiency and Culp's worldwide distribution capability. The Company plans to continue expanding its international sales network and is exploring the establishment of distribution facilities in certain areas outside the United States, utilizing its business model for regional sales and distribution.

     INCREASE CAPACITY FOR PRINTED JACQUARD FABRICS. The Company has experienced significant growth in sales of printed jacquard mattress ticking and upholstery fabrics. These fabrics feature designs printed on jacquard greige goods and offer popular pricing and an appearance traditionally available only on more expensive woven jacquard fabrics in which the design is woven into the fabric. Culp pioneered the introduction of this fabric category for mattress ticking in 1992. The Company's success with printed jacquard fabrics has been possible because of the Company's diverse printing and finishing capabilities coupled with the internal availability of jacquard greige goods. The increase in sales of printed jacquard fabrics has resulted from the product line expansion of printed jacquard mattress ticking, improvements in printing technologies and the integration of the acquisition of Rayonese in fiscal 1995. To support further sales growth of these products, the Company is currently expanding its capacity at Rayonese by installing additional narrow and wide-width weaving machines to produce more jacquard greige goods.

     ENHANCE PRODUCT VALUE AND INCREASE VERTICAL INTEGRATION. Culp has implemented a company-wide program in recent years designed to enhance the competitive value of its upholstery fabrics and mattress ticking. The Company believes that this initiative will continue to be vital to its future success in increasing sales to existing customers as well as broadening its customer base. This program involves a widespread effort to improve manufacturing efficiency, distribution capability, customer service and design innovation. The Company believes that the continuation of this effort, including strategic initiatives to expand vertical integration, such as yarn extrusion and production of flock greige goods, will lead to further gains in market share.

     PURSUE ADDITIONAL STRATEGIC ACQUISITIONS. The Company's growth has been significantly enhanced by the integration of strategic acquisitions of complementary businesses, including Rossville/Chromatex in fiscal 1994 and Rayonese in fiscal 1995. The Company believes that the continuing trend toward consolidation within its industry may offer additional opportunities to acquire complementary businesses on a selective basis.

BUSINESS UNITS

     Culp's organization encompasses four business units: (i) Culp Textures,
(ii) Rossville/Chromatex, (iii) Velvets/Prints and (iv) Culp Home Fashions. The Company believes that this decentralized structure, adopted in fiscal 1994, has been effective in increasing business with existing customers and in expanding the Company's customer base. This management structure delegates more responsibility to the major operating centers that are directly involved in day-to-day customer service. The Company believes that this change from a more centralized decision-making format has encouraged the managers of each unit, each of whom has extensive experience in the industry, to develop and pursue growth strategies most appropriate for their respective product lines, manufacturing assets and customers. Accordingly, Culp's senior management has been able to devote more time to planning and guiding the Company's strategic direction, and believes that this organizational structure would facilitate the integration of any future acquisitions.

     Each of these business units is accorded considerable autonomy and is responsible for designing, manufacturing and marketing its respective product lines. Considerable synergies exist among the business units, including the sharing of common raw materials made internally, such as polypropylene yarns, certain dyed and spun yarns, greige goods and printed heat-transfer paper. Products manufactured at one business unit's facility are commonly transferred to another business unit's facility for additional value-added processing steps. For example, jacquard greige goods manufactured at Rayonese (part of Culp Home Fashions) are shipped to a Velvets/Prints' facility where printed fabrics are produced using various printing and finishing equipment. The following table sets forth certain information for each of the Company's business units.

                             CULP'S BUSINESS UNITS

MAJOR                                         FISCAL 1996      PERCENT OF FISCAL
PRODUCT CATEGORY        BUSINESS UNIT          NET SALES          1996 SALES       PRODUCT LINES (BASE CLOTH, IF APPLICABLE)
Upholstery
Fabrics             Culp Textures            $ 84.4 million           24.0%        Woven jacquards
                                                                                   Woven dobbies

                    Rossville/Chromatex      $ 74.2 million           21.1%        Woven jacquards
                                                                                   Woven dobbies

                    Velvets/Prints           $125.7 million           35.7%        Wet prints (flock)
                                                                                   Heat-transfer prints (jacquard, flock)
                                                                                   Woven velvets
                                                                                   Tufted velvets (woven polyester)
Mattress Ticking    Culp Home Fashions       $ 67.4 million           19.2%        Woven jacquards
                                                                                   Heat-transfer prints (jacquard, knit,
                                                                                   sheeting)
                                                                                   Pigment prints (jacquard, knit, sheeting,
                                                                                   non-woven)

     CULP TEXTURES. Culp Textures manufactures and markets jacquard and dobby woven fabrics used primarily for residential and commercial furniture. Culp Textures' manufacturing facilities are located in Burlington and Graham, North Carolina and Pageland, South Carolina. Culp Textures has become increasingly vertically integrated, complementing its extensive weaving capabilities with the ability to extrude, dye and texturize yarn. Many of the designs marketed by Culp Textures feature intricate, complicated patterns such as floral and abstract designs. Culp Textures accounts for the majority of the Company's sales to the commercial furniture market. The Company maintains an inventory at a third-party warehouse in Grand Rapids, Michigan to supply fabrics marketed by Culp Textures to large commercial furniture manufacturers on a "just in time" basis.

     ROSSVILLE/CHROMATEX. Rossville/Chromatex was acquired in fiscal 1994 and includes manufacturing facilities in Rossville, Georgia and West Hazelton, Pennsylvania. This acquisition expanded the Company's capacity for jacquard and dobby woven fabrics marketed principally for residential furniture. Although Rossville/Chromatex markets fabrics to many of the same customers served by Culp Textures, the patterns produced by Rossville/Chromatex generally feature more textured and chenille yarns. Rossville/Chromatex has been particularly successful in spinning its own novelty yarns to produce chenille or textured plaid fabrics that embody "country" patterns.


     VELVETS/PRINTS. Velvets/Prints, Culp's largest business unit, manufactures and markets a broad range of printed and velvet fabrics. These include wet-printed designs on flocked fabrics, which have recently experienced significant growth in demand, heat-transfer prints on jacquard and flocked fabrics, woven velvets and tufted velvets. These fabrics typically offer manufacturers richly colored patterns and textured surfaces. Recent product development improvements in manufacturing processes have significantly enhanced the quality of printed flock fabrics which are principally used for residential furniture. These fabrics are also used for other upholstered products such as baby car seats. These fabrics are manufactured at Burlington, North Carolina and Anderson, South Carolina. A significant portion of the Company's current capital expenditures are directed toward expanding its capacity for printed fabrics. The Company's new wet-printing facility in Lumberton, North Carolina will produce fabrics to be marketed by the Velvets/Prints business unit. Culp is also installing in Burlington the Company's first flock coating line (which produces flock greige goods) to further vertically integrate its production of wet-printed flock fabrics. This operation is expected to begin production in the fourth quarter of fiscal 1997.


     CULP HOME FASHIONS. Culp Home Fashions principally markets mattress ticking to bedding manufacturers. These fabrics encompass woven jacquard ticking as well as heat-transfer and pigment-printed ticking on a variety of base fabrics, including jacquard, knit, poly/cotton sheeting and non-woven materials. Culp Home Fashions has successfully blended its diverse printing and finishing capabilities with its access to a variety of base fabrics to offer innovative designs to bedding manufacturers for mattress products. Printed jacquard fabrics represent Culp Home Fashions' fastest growing product line, offering customers better values with designs and textures of more expensive fabrics. Most jacquard greige goods printed by Culp Home Fashions are provided by the business unit's Rayonese facility. The expansion of the Rayonese capacity has been an important factor in the ability of this business unit to increase its market share. Moreover, the additional Rayonese capacity has allowed the Company to increase vertical integration by supplying narrow-width jacquard greige goods to the Velvets/Prints business unit for the production of printed jacquard upholstery fabrics. Culp Home Fashions' manufacturing facilities are located in Stokesdale, North Carolina and St. Jerome, Quebec.

PRODUCTS

     The Company's upholstery fabrics and mattress ticking can be broadly grouped under the three main categories of wovens, prints and velvets. The following table indicates the product lines within each of these categories, a brief description of their characteristics and identification of their principal end-use markets.

                             CULP FABRIC CATEGORIES

UPHOLSTERY FABRICS                                        CHARACTERISTICS                          PRINCIPAL MARKETS
WOVENS:
  JACQUARDS                        Elaborate, complex designs such as florals and tapestries in    Residential furniture
                                   traditional, transitional and contemporary styles. Woven on     Commerical furniture
                                   intricate looms using a wide variety of synthetic and natural yarns.
  DOBBIES                          Geometric designs such as plaids, stripes and solids in         Residential furniture
                                   traditional and country styles. Woven on less complicated       Commercial furniture
                                   looms using a variety of weaving constructions and primarily synthetic yarns.
PRINTS:
  WET PRINTS                       Contemporary patterns with deep, rich colors on a nylon flock   Residential furniture
                                   base fabric for a very soft texture and excellent wearability.  Juvenile furniture
                                   Produced by screen printing directly onto the base fabric.
  HEAT-TRANSFER PRINTS             Sharp, intricate designs on flock or jacquard base fabrics.     Residential furniture
                                   Plush feel (flocks), deep colors (jacquards) and excellent      Juvenile furniture
                                   wearability. Produced by using heat and pressure to transfer color from printed paper onto base fabric.
VELVETS:
  WOVEN VELVETS                    Basic designs such as plaids and semi-plains in traditional     Residential furniture
                                   and contemporary styles with a plush feel. Woven with a
                                   short-cut pile using various weaving methods and synthetic yarns.
  TUFTED VELVETS                   Lower cost production process of velvets in which synthetic     Residential furniture
                                   yarns are punched into a base polyester fabric for texture.
                                   Similar designs as woven velvets.

MATTRESS TICKING                                          CHARACTERISTICS                          PRINCIPAL MARKETS
WOVENS:
  JACQUARDS                        Florals and other intricate designs. Woven on complex looms     Bedding
                                   using a wide variety of synthetic and natural yarns.
PRINTS:
  HEAT-TRANSFER PRINTS             Sharp, detailed designs. Produced by using heat and pressure    Bedding
                                   to transfer color from printed paper onto base fabrics,
                                   including woven jacquards, knits and poly/cotton sheetings.
  PIGMENT PRINTS                   Variety of designs produced economically by screen printing     Bedding
                                   pigments onto a variety of base fabrics, including jacquards, knits, poly/cotton sheeting and non-wovens.

     Although fabrics marketed for upholstery applications and those used for mattress ticking may have similar appearances, mattress ticking must be manufactured on weaving and printing equipment in wider widths to accommodate the physical size of box springs and mattresses. The Company's products include all major types of coverings, except for leather, that manufacturers use today for furniture and bedding. The Company also markets fabrics for certain specialty markets, but these do not currently represent a material portion of the Company's business. Culp's products range in price from $2.50 per yard to $7.00 per yard for upholstery fabrics and $1.20 per yard to $7.00 per yard for mattress ticking.

PRODUCT DESIGN AND STYLING

     Although design trends within the Company's markets are generally not subject to radical change, the introduction of new fabrics and designs is an important aspect of Culp's service to its customers. Accordingly, Culp's success is largely dependent on the Company's ability to market fabrics with appealing designs and patterns. Culp has a staff of over 50 designers involved in the design and development of new patterns and styles, including designers with experience in designing products for specific international markets. Culp uses CAD systems in the development of new fabrics which assists the Company in providing what it believes to be one of the most flexible design programs in the industry. These systems have enabled the Company's designers to experiment with new ideas and involve customers more actively in the process. The use of CAD systems has also supported the Company's emphasis on integrating manufacturing considerations into the early phase of a new design. Culp intends to continue employing this design-for-manufacture approach in the development of new fabrics. The completion of a new design center in fiscal 1998 will enable most of the Company's designers to be located in a central facility to facilitate the sharing of design ideas and CAD and other technologies. The new design center is expected to enhance the Company's merchandising and marketing of its products by providing an environment in which customers can be shown new products as well as participate in product development initiatives.

     The process of developing new designs involves maintaining an awareness of broad fashion trends both in the United States and internationally. These concepts are blended with input from the Company's customers to develop new fabric designs and styles. Most of these designs are introduced by Culp at major trade conferences that occur twice a year in the United States (January and July) and annually in several major international markets.

CUSTOMERS AND SALES

     Culp's size, broad product line, diverse manufacturing base and effective distribution system enable it to market products to more than 2,500 customers. Major customers are leading manufacturers of upholstered furniture, including Bassett, Furniture Brands International (Broyhill, Thomasville and Lane), Lifestyles International (Berkline, Universal, Benchcraft, Drexel, Henredon and others), Flexsteel, La-Z-Boy and LADD (Clayton Marcus, Barclay, Pennsylvania House and American Drew). Representative customers for the Company's fabrics for commercial furniture include Herman Miller, HON Industries and Steelcase. In the mattress ticking area, Culp's customer base includes leading bedding manufacturers such as Sealy, Serta, Simmons and Spring Air. Culp's customers also include many small and medium-size furniture and bedding manufacturers. In international markets, Culp sells upholstery fabrics primarily to distributors that maintain inventories for resale to furniture manufacturers.

     The following table sets forth the Company's net sales by geographic area by amount and percentage of total net sales for the three most recent fiscal years and the first six months of fiscal 1997.

                          NET SALES BY GEOGRAPHIC AREA

                             (dollars in thousands)

                                                                                                       FIRST SIX MONTHS
                                    FISCAL 1994            FISCAL 1995            FISCAL 1996           OF FISCAL 1997
United States.................   $201,011    82.0  %    $250,055    81.2  %    $274,270    78.0  %    $149,860    76.5  %
North America (excluding
  U.S.).......................     12,128     4.9         16,707     5.4         23,528     6.7         14,073     7.2
Europe........................     17,334     7.1         19,177     6.2         18,927     5.4         10,483     5.4
Middle East...................      1,740     0.7          6,081     2.0         15,609     4.4          9,156     4.7
Asia and Pacific Rim..........      5,529     2.3          8,969     2.9         12,124     3.4          8,815     4.5
South America.................      1,248     0.5          3,749     1.2          2,753     0.8            999     0.5
All other areas...............      6,059     2.5          3,288     1.1          4,456     1.3          2,347     1.2
  Total.......................   $245,049    100.0 %    $308,026    100.0 %    $351,667    100.0 %    $195,733    100.0 %

DISTRIBUTION

     The majority of the Company's products are shipped directly from its manufacturing facilities. This "direct ship" program is primarily utilized by large manufacturers. Small and medium-size residential furniture manufacturers use one of the Company's three regional distribution facilities which have been strategically positioned in areas which have a high concentration of residential furniture manufacturers -- High Point, North Carolina, Los Angeles, California and Tupelo, Mississippi. In addition, the Company maintains an inventory of upholstery fabric at a warehouse in Grand Rapids, Michigan to supply large commercial furniture manufacturers in that area on a "just in time" basis. The Company closely monitors demand in each distribution territory to decide which patterns and styles to hold in inventory. These products are available on demand by customers and are usually shipped within 48 hours of receipt of an order. Culp receives a higher price for the products marketed through its regional facilities to compensate the Company for the higher costs associated with maintaining these inventories and operating the local distribution centers. Substantially all of the Company's shipments of mattress ticking are made from its manufacturing facilities in Stokesdale, North Carolina and St. Jerome, Quebec, Canada.

     In international markets, Culp sells primarily to distributors that maintain inventories of upholstery fabrics for resale to furniture manufacturers. The Company plans to explore the establishment of distribution facilities in certain areas outside the United States to support increasing international sales.

MANUFACTURING

     Substantially all of the upholstery fabrics and mattress ticking currently marketed by Culp is produced at the Company's ten manufacturing facilities. These plants encompass a total of 2.2 million square feet and include yarn extrusion, spinning, dyeing and texturizing equipment, narrow and wide-width jacquard looms, dobby and woven velvet looms, tufting machines, printing equipment for pigment, heat-transfer and wet printing, as well as fabric finishing equipment. Over the past five fiscal years, the Company has invested $73.5 million in capital expenditures to expand the Company's manufacturing capacity, install more efficient production equipment and vertically integrate its operations. Culp expects that capital expenditures will be approximately $31 million in fiscal 1997. Culp is actively pursuing ISO certification for its manufacturing facilities. ISO certification is an international recognition of a company's proven ability to deliver high quality products and services. Culp's facility at Stokesdale, North Carolina, which produces mattress ticking, was awarded ISO-9002 certification during fiscal 1997. The Company expects to complete the ISO certification process at additional facilities in the near future.

     The Company's woven fabrics are made from various types of synthetic and natural yarn, such as polypropylene, polyester, acrylic, rayon, nylon or cotton. The Company currently extrudes and spins a portion of its own needs for yarn and purchases the remainder from outside suppliers. Although Culp expects to continue to rely on suppliers for the majority of its yarn requirements, the percentage of internally generated yarn is expected to increase as additional extrusion equipment is added over the next two years. Yarn is woven into various fabrics on jacquard, dobby or velvet weaving equipment. Once the weaving is completed, the fabric can be printed or finished using a variety of processes. Culp purchases a significant amount of greige goods from other suppliers to be printed at the Company's plants, but has increased its internal production capability for jacquard greige goods. The acquisition of Rayonese in fiscal 1995 significantly increased the Company's capacity to produce its own jacquard greige goods. Culp has installed additional equipment at Rayonese to further increase its capacity for jacquard greige goods.

     The Company is currently installing its first flock coating line to produce flock greige goods to be used primarily as the base cloth for wet and heat-transfer-printed flock products. Flock fabrics are produced by the application of very short fibers, usually nylon, onto a poly/cotton woven base fabric to create a velvet effect. During the flock coating process, the fibers are bonded onto the base fabric with an adhesive substance by utilizing an electrostatic charging procedure which causes the fibers to vertically align with the base fabric.

     Tufted velvet fabrics are produced by tufting machines which insert an acrylic or polypropylene yarn through a polyester woven base fabric creating loop pile surface material which is then sheared to create a velvet surface. Tufted velvet fabrics are typically lower-cost fabrics utilized in the Company's lower-priced product mix.

     The Company's printing operations include pigment and heat-transfer methods, as well as wet printing. The Company also produces its own printed heat-transfer paper, another component of vertical integration that helps Culp reduce its manufacturing costs. Wet printing is the most recent addition to the Company's printing capabilities, and the Company plans to approximately double its wet-printing capacity.

SOURCES AND AVAILABILITY OF RAW MATERIALS

     Raw materials account for more than half of the Company's total production costs. The Company purchases various types of synthethic and natural yarns (polypropylene, polyester, acrylic, nylon, rayon and cotton), various types of greige goods (poly/cotton wovens, flocks, polyester wovens, poly/rayon and poly/cotton jacquard wovens, polyester knits, poly/cotton sheeting and non-wovens), polypropylene resins, rayon staple, latex, dyes and chemicals from a variety of suppliers. The Company has made a significant investment in becoming more vertically integrated and producing more of its jacquard greige goods, polypropylene yarns, package dyed yarns and printed heat-transfer paper internally. As a result, a larger portion of its raw materials are comprised of more basic commodities such as rayon staple, undyed yarns, polypropylene resin chips, unprinted heat-transfer paper and unflocked poly/cotton base fabric. Most of the Company's raw materials are available from more than one primary source, and prices of such materials fluctuate depending upon current supply and demand conditions and the general rate of inflation. Many of the Company's basic raw materials are petrochemical products or are produced from such products, and therefore the Company's raw material costs are particularly sensitive to changes in petrochemical prices. Generally, the Company has not had significant difficulty in obtaining raw materials.

     The Company currently relies on one supplier for most of its flock greige goods. Due to the limited supply of flock greige goods, there can be no assurance that the Company will be able to obtain sufficient quantities of flock greige goods at economical prices if its existing supply is interrupted. In addition, although the Company plans to begin operating its own flock coating manufacturing line to produce flock greige goods during the fourth quarter of fiscal 1997, the manufacturing process for this fabric differs substantially from the weaving and other processes used in producing the Company's other fabrics. Accordingly, unforeseen technological difficulties or other matters could materially delay the Company's production of flock greige goods.

COMPETITION

     The upholstery fabrics market is highly fragmented and competitive, and the Company believes that no one firm dominates the United States or international markets. The Company believes its principal upholstery fabrics competitors are the Burlington House Fabrics division of Burlington Industries, Inc., Joan Fabrics Corporation, Malden Mills, Inc., the Mastercraft division of Collins & Aikman Company, Microfibres, Inc., Phillips Mills, Inc. and Quaker Fabric Corporation. Conversely, the mattress ticking market is concentrated in a few relatively large suppliers. The Company believes its principal mattress ticking competitors are Bekaert Textiles B.V., Blumenthal Print Works, Inc., Burlington House Fabrics division of Burlington Industries, Inc. and Tietex, Inc. Although the Company is the largest supplier of upholstery fabric to the furniture industry and a leading supplier of mattress ticking to the bedding industry, some of the Company's competitors are larger overall and have greater financial resources than the Company. Competition for the Company's products is based primarily on price, design, quality, timing of delivery and service.

ENVIRONMENTAL AND OTHER REGULATIONS

     The Company is subject to various federal and state laws and regulations, including the Occupational Safety and Health Act and federal and state environmental laws, as well as similar laws governing its Rayonese facility in Canada. The Company periodically reviews its compliance with such laws and regulations in an attempt to minimize the risk of material violations.

     The Company's operations involve a variety of materials and processes that are subject to environmental regulation. Under current law, environmental liability can arise from previously owned properties, leased properties and properties owned by third parties, as well as from properties currently owned and leased by the Company. Environmental liabilities can also be asserted by adjacent landowners or other third parties in toxic tort litigation. In addition, under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended ("CERCLA"), and analogous state statutes, liability can be imposed for the disposal of waste at sites targeted for cleanup by federal and state regulatory authorities. Liability under CERCLA is strict as well as joint and several. The Company has accrued reserves for environmental matters based on information presently available. Based on this information and the Company's established reserves, the Company does not believe that environmental matters will have a material adverse effect on either the Company's financial condition or results of operations. However, there can be no assurance that the costs associated with environmental matters will not increase in the future.


     In its pre-acquisition examination of its new Lumberton facility, the Company discovered certain chlorinated solvents in the soil and groundwater which are believed to have originated from an adjacent property. The Company and the then owner of the Lumberton facility agreed to exclude the area of the property known to be affected from the property that the Company acquired. The Company believes that it will not be deemed a responsible party with respect to such known contamination and accordingly that such contamination will not have a material adverse effect on the Company's operations or financial condition, although there can be no assurance that other portions of the Lumberton property may not become affected in the future or that other environmental issues may not arise.


     In 1992, the Company discovered soil and groundwater contamination at its Stokesdale, North Carolina facility, which had been purchased in 1986 pursuant to an agreement in which the seller of the facility indemnified the Company against environmental contamination on the property. The Company has taken action to remediate the contamination of this facility and reached a monetary settlement in 1995 with the former owner of the property under the former owner's indemnification obligations to the Company. In addition, the United States Environmental Protection Agency has obtained a judgment against the owner and lessor of the Company's plant in West Hazelton, Pennsylvania relating to remediation of soil and groundwater contamination at the West Hazelton facility. No claim has been asserted against the Company in connection with the judgment or the contamination at the West Hazelton facility, and the Company is fully indemnified against any such claims by the owner of that facility and the related corporation from which the Company purchased the assets located at this facility.

EMPLOYEES

     As of December 1, 1996, the Company had 3,143 employees. All of the hourly employees at the Company's facility in West Hazelton, Pennsylvania and all of the hourly employees at the Rayonese facility in Canada (approximately 15% of the Company's workforce) are represented by a union. The Company recently concluded the negotiation of a new collective bargaining agreement with the union that represents the hourly employees at the West Hazelton plant. The new contract is scheduled to expire on December 31, 1999 and is subject to ratification by a vote of the hourly employees. The collective bargaining agreement with respect to the Rayonese hourly employees expires in 1999. The Company is not aware of any efforts to organize any more of its employees and believes its relations with its employees are good.

PROPERTIES

     The Company's headquarters are located in High Point, North Carolina, and the Company currently operates ten manufacturing facilities and three regional distribution facilities. The Company has entered into an agreement to warehouse inventory at a regional distribution facility in Grand Rapids, Michigan operated by a third party. The following is a summary of the Company's principal administrative, manufacturing and distribution facilities which, unless otherwise noted, are leased by the Company. The manufacturing facilities are organized by business unit.


                                                                             APPROX.
                                                                            TOTAL AREA     EXPIRATION DATE
              LOCATION                            PRINCIPAL USE             (SQ. FT.)       OF LEASE (1)
HEADQUARTERS AND DISTRIBUTIONS
  CENTERS:

  High Point, North Carolina             Corporate headquarters                33,000            2015
  High Point, North Carolina             Regional distribution                 65,000            2008
  Los Angeles, California                Regional distribution                 45,000            2002
  Tupelo, Mississippi                    Regional distribution                 35,000            2002

CULP TEXTURES:

  Graham, North Carolina (2)             Manufacturing                        341,000             N/A
  Burlington, North Carolina (2)         Manufacturing and distribution       302,000             N/A
  Pageland, South Carolina (2)           Manufacturing                         96,000             N/A

ROSSVILLE/CHROMATEX:

  Rossville, Georgia                     Manufacturing and distribution       396,000            2001
  West Hazelton, Pennsylvania            Manufacturing                        110,000            2013
  West Hazelton, Pennsylvania            Manufacturing and distribution       100,000            2008

VELVETS/PRINTS:

  Burlington, North Carolina             Manufacturing and distribution       242,000            2021
  Lumberton, North Carolina (2)          Manufacturing                        107,000             N/A
  Anderson, South Carolina (2)           Manufacturing                         99,000             N/A

CULP HOME FASHIONS:

  Stokesdale, North Carolina (2)         Manufacturing and distribution       140,000             N/A
  St. Jerome, Quebec, Canada (2)         Manufacturing and distribution       202,000             N/A


(1) Includes all options to renew

(2) Owned by the Company


     The Company also leases showrooms in Tupelo, Mississippi, High Point, North Carolina and Iper, Belgium.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of the Company are as follows:

                        NAME                            AGE                         POSITION
Robert G. Culp, III..................................    50   Chairman of the Board and Chief Executive Officer
Howard L. Dunn.......................................    58   President, Chief Operating Officer and Director
Kenneth M. Ludwig....................................    44   Senior Vice President -- Human Resources
Franklin N. Saxon....................................    44   Senior Vice President, Chief Financial Officer and
                                                                Director
Harry R. Culp........................................    45   Director
Baxter P. Freeze.....................................    76   Director
Earl M. Honeycutt....................................    78   Director
Patrick H. Norton....................................    74   Director
Earl N. Phillips, Jr.................................    56   Director
Bland W. Worley......................................    79   Director

     ROBERT G. CULP, III is one of the founders of the Company and served as Executive Vice President and Secretary until 1981, as President from 1981 to 1993, as Chief Operating Officer from 1985 until 1993, and as Chief Executive Officer since 1988. Mr. Culp has served as a director since 1972, and in 1990, the Board of Directors elected Mr. Culp Chairman of the Board. Mr. Culp serves as a member of the local board of directors of First Union National Bank of North Carolina.

     HOWARD L. DUNN, JR. is one of the founders of the Company and served as Vice President of Manufacturing and Product Development from 1972 until 1988, when the Board elected Mr. Dunn Executive Vice President. The Board elected Mr. Dunn President and Chief Operating Officer in 1993. Mr. Dunn has served as a director since 1972.

     KENNETH M. LUDWIG joined the Company in 1985 as Director of Personnel and was elected Vice President-Human Resources in 1986. Mr. Ludwig has served as Senior Vice President-Human Resources since June 1996.

     FRANKLIN N. SAXON joined the Company in 1983, serving first as Controller and, since 1985, as Chief Financial Officer and Treasurer. Mr. Saxon was appointed Corporate Secretary in June 1995 and was appointed Senior Vice President in June 1996 and has served as a director since 1987.

     HARRY R. CULP has been practicing dentistry in High Point, North Carolina since July 1981. Dr. Culp was elected a director in 1996 and served previously as a director of the Company from 1990 to 1993. He is the brother of Robert G. Culp, III.

     BAXTER P. FREEZE, SR. served as president of Commonwealth Hosiery Mills, Inc., a manufacturer of hosiery in Randleman, North Carolina, for 41 years until his retirement in 1996. He continues to serve as Chairman of the Board of Commonwealth Hosiery Mills, Inc. Mr. Freeze has served as a director of the Company since 1972.

     EARL M. HONEYCUTT served as president of Amoco Fabrics and Fibers Company, a textile manufacturing subsidiary of Amoco Chemical Corporation, Atlanta, Georgia, for 15 years until his retirement in 1983. Mr. Honeycutt has served as a director since 1983.

     PATRICK H. NORTON has served since 1981 as Senior Vice President of Sales and Marketing and a member of the Board of Directors of La-Z-Boy Chair Company, a furniture manufacturer. Mr. Norton currently serves as a member of the Board of Directors of the American Furniture Manufacturers Association. Mr. Norton has served as a director of the Company since 1987.

     EARL N. PHILLIPS, JR. is co-founder and has served as President of First Factors Corporation, an asset-based lending firm located in High Point, North Carolina, since 1982. He also serves as a member of several Boards of Directors, including First Union National Bank of North Carolina. Mr. Phillips has served as a director of the Company since 1992.

     BLAND W. WORLEY served as Chief Executive Officer of
BarclaysAmericanCorporation, a financial services company, from 1975 until 1982 and as Chairman of the Board of that corporation until his retirement in 1985. Mr. Worley has served as a director of the Company since 1983.

                              SELLING SHAREHOLDERS

     Of the 1,600,000 shares of Common Stock offered by this Prospectus, 200,000 shares are to be sold by the Robert G. Culp, Jr. Family Trust for the benefit of Harry R. Culp, under an Agreement dated October 31, 1978 (the "Harry Culp Trust"), and 200,000 shares are to be sold by the Robert G. Culp, Jr. Family Trust for the benefit of Judith Culp Walker, under an Agreement dated October 31, 1978 (the "Judith Walker Trust"; the Harry Culp Trust and the Judith Walker Trust are referred to as the "Selling Shareholders"). Harry R. Culp, a director of the Company, is a beneficiary of the Harry Culp Trust, and Judith C. Walker, a director of the Company from 1993 to 1996, is a beneficiary of the Judith Walker Trust. Robert G. Culp, III, Chairman of the Board of Directors and Chief Executive Officer, is a trustee of each of the Harry Culp Trust and the Judith Walker Trust and is the brother of Harry R. Culp and Judith C. Walker. Each of the Selling Shareholders has granted to the Underwriters an option to purchase an additional 120,000 shares of Common Stock solely to cover over-allotments.

     As of the date of this Prospectus, the Harry Culp Trust and the Judith Walker Trust beneficially own 825,000 shares and 1,029,375 shares (or 7.3% and 9.1%), respectively, of the outstanding shares of Common Stock. Assuming that all of the 400,000 shares of Common Stock offered by the Selling Shareholders are sold (and the Underwriters do not exercise their over-allotment option), the Harry Culp Trust and the Judith Walker Trust will beneficially own, immediately following the completion of this Offering, 625,000 shares and 829,375 shares (or 5.0% and 6.6%), respectively, of the outstanding shares of Common Stock. Assuming that the Underwriters' over-allotment option is exercised, the Harry Culp Trust and the Judith Walker Trust will beneficially own, immediately following the completion of the Offering, 505,000 shares and 709,375 shares (or 4.0% and 5.7%), respectively, of the outstanding shares of Common Stock.

     The Company leases two industrial facilities from partnerships that are, or have been within the past three years, owned in part by Judith C. Walker and Harry R. Culp. The initial term of the leases are five to seven years, with one or more five-year renewal options. Base rent per year for the leased facilities ranges from $2.05 to $2.40 per square foot, and these facilities contain a total of approximately 307,000 square feet of floor space. The leases prohibit assignment or subletting without the lessor's consent but such consent may not be unreasonably withheld. The lessor is responsible for maintenance only of roof and structural portions of the leased facilities. The facilities are leased on a "triple net" basis, with the Company being responsible for payment of all property taxes, insurance premiums and maintenance, other than structural maintenance. The Company believes that at the time the leases and any lease renewals were executed the terms of all such leases were no less favorable to the Company than could have been obtained in arms-length transactions with unaffiliated persons, and the Company received independent appraisals to this effect. The total amount of rent paid by the Company under these leases during fiscal 1996 was approximately $612,000.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement among the Company and Wheat, First Securities, Inc. and Raymond James & Associates, Inc., as representatives of the Underwriters (the "Representatives"), the Underwriters have severally agreed to purchase from the Company and the Selling Shareholders, and the Company and the Selling Shareholders have agreed to sell to each of the Underwriters, the respective number of Shares set forth opposite each Underwriter's name below.

                                                                                                          NUMBER OF
UNDERWRITER                                                                                                SHARES
Wheat, First Securities, Inc...........................................................................
Raymond James & Associates, Inc........................................................................

          Total........................................................................................   1,600,000

     The Underwriting Agreement provides that the obligations of the several Underwriters thereunder are subject to approval of certain legal matters by counsel and to various other conditions. The nature of the Underwriters' obligation is such that they are committed to purchase and pay for all the Shares if any are purchased.

     The Underwriters propose to offer the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and to certain securities dealers at such price less a concession not
in excess of $   per share. The Underwriters may allow, and such selected
dealers may reallow, a concession not in excess of $   per share of Common Stock
to certain brokers and dealers. After the Offering, the price to the public, concession, allowance and reallowance may be changed by the Representatives.

     The Selling Shareholders have granted to the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to 240,000 additional shares of Common Stock to cover over-allotments, if any, at the same price per share as the initial 400,000 shares of Common Stock to be purchased by the Underwriters from the Selling Shareholders. To the extent that the Underwriters exercise this option, each of the Underwriters will be committed, subject to certain conditions, to purchase such additional shares of Common Stock in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with this Offering.

     The Company has agreed not to issue, and all directors and executive officers of the Company and the Selling Shareholders have agreed not to offer, sell or contract to sell, or otherwise dispose of, directly or indirectly, or announce an offering of, any shares of Common Stock or other equity securities of the Company for 180 days after the date of this Prospectus, subject to certain limited exceptions, without the prior written consent of the Representatives.

     The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Robinson, Bradshaw & Hinson, P.A., Charlotte, North Carolina. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Hunton & Williams, Richmond, Virginia. At December 18, 1996, members of Robinson, Bradshaw & Hinson, P.A. beneficially owned less than 1% of the outstanding shares of Common Stock. Henry H. Ralston, an Assistant Secretary of the Company, is a member of Robinson, Bradshaw & Hinson, P.A.

                                    EXPERTS

     The Consolidated Financial Statements of the Company and subsidiary as of April 30, 1995 and April 28, 1996, and for each of the fiscal years in the three-year period ended April 28, 1996, have been audited by KPMG Peat Marwick LLP, independent certified public accountants. Such financial statements have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company is subject to the informational requirements of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 as well as at the Commission's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and at Seven World Trade Center, 13th Floor, New York, New York 10048. Copies can be obtained from the Commission by mail at prescribed rates. Requests should be directed to the Commission's Public Reference Branch, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Such material may also be accessed electronically by means of the Commission's home page on the Internet (http://www.sec.gov). Such information may also be inspected and copied at the offices of the NYSE at 20 Broad Street, New York, New York 10005.

     This Prospectus constitutes a part of a registration statement on Form S-3 (herein, together with all exhibits thereto, referred to as the "Registration Statement") filed by the Company with the Commission under the Securities Act, with respect to the securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement, and to the exhibits thereto for further information with respect to the Company and the securities offered hereby. Copies of the Registration Statement and the exhibits thereto are on file at the offices of the Commission and may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference facilities of the Commission described above. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission (File No.0-12781) are incorporated by reference in this Prospectus:

     (1) Annual Report on Form 10-K for the fiscal year ended April 28, 1996;

     (2) Quarterly Reports on Form 10-Q for the fiscal quarters ended July 28, 1996 and October 27, 1996;

     (3) Current Report on Form 8-K filed May 30, 1996; Current Report on Form 8-K filed August 8, 1996; Current Report on Form 8-K filed November 6, 1996, as amended by Amendment No. 1 thereto on Form 8-K/A filed December 20, 1996; and Current Report on Form 8-K filed December 20, 1996; and

     (4) the description of the Company's Common Stock contained in its Form 8-A filed with the Commission on December 19, 1996.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference into this Prospectus.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. These documents (not including exhibits to the documents incorporated by reference unless such exhibits are specifically incorporated by reference into the information that the Prospectus incorporates) are available without charge to each person to whom a Prospectus is delivered upon written or oral request. Requests should be directed to Culp, Inc., 101 South Main Street, High Point, North Carolina 27261, Attention: Investor Relations Department, telephone: (910) 888-6261.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                                          PAGE

AUDITED CONSOLIDATED FINANCIAL STATEMENTS:

Report of Independent Auditors.........................................................................................    F-2

Consolidated Balance Sheets as of April 30, 1995 and April 28, 1996....................................................    F-3

Consolidated Statements of Income for the Years Ended May 1, 1994, April 30, 1995, and April 28, 1996..................    F-4

Consolidated Statements of Shareholders' Equity for the Years Ended May 1, 1994, April 30, 1995, and April 28, 1996....    F-5

Consolidated Statements of Cash Flows for the Years Ended May 1, 1994 April 30, 1995, and April 28, 1996...............    F-6

Notes to Audited Consolidated Financial Statements.....................................................................    F-7

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS:

Consolidated Balance Sheet as of October 27, 1996......................................................................   F-16

Consolidated Statements of Income for the Six Months Ended October 29, 1995 and October 27, 1996.......................   F-17

Consolidated Statements of Cash Flows for the Six Months Ended October 29, 1995 and October 27, 1996...................   F-18

Notes to Unaudited Consolidated Financial Statements...................................................................   F-19

                         REPORT OF INDEPENDENT AUDITORS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF CULP, INC.:

     We have audited the accompanying consolidated balance sheets of Culp, Inc. and subsidiary as of April 30, 1995 and April 28, 1996, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended April 28, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Culp, Inc. and subsidiary as of April 30, 1995 and April 28, 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended April 28, 1996, in conformity with generally accepted accounting principles.

                                         KPMG PEAT MARWICK LLP

Greensboro, North Carolina
May 29, 1996

                                   CULP, INC.

                          CONSOLIDATED BALANCE SHEETS

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                                          APRIL       APRIL
                                                                                                           30,         28,
                                                                                                           1995        1996
ASSETS
  Current assets:
     Cash and cash investments........................................................................   $  1,393    $    498
     Accounts receivable..............................................................................     44,252      52,038
     Inventories......................................................................................     45,771      47,395
     Other current assets.............................................................................      3,194       4,191
       Total current assets...........................................................................     94,610     104,122
  Restricted investments..............................................................................        795       5,250
  Property, plant and equipment, net..................................................................     75,805      76,961
  Goodwill............................................................................................     22,600      22,871
  Other assets........................................................................................      1,189       2,440
       Total assets...................................................................................   $194,999    $211,644
LIABILITIES AND SHAREHOLDERS' EQUITY
  Current liabilities:
     Current maturities of long-term debt.............................................................   $ 11,555    $  7,100
     Accounts payable.................................................................................     32,250      27,308
     Accrued expenses.................................................................................     11,532      12,564
     Income taxes payable.............................................................................        661         197
       Total current liabilities......................................................................     55,998      47,169
  Long-term debt......................................................................................     62,187      74,941
  Deferred income taxes...............................................................................      5,418       8,088
       Total liabilities..............................................................................    123,603     130,198
  Commitments and contingencies (note 11)
  Shareholders' equity:
     Preferred stock, $.05 par value, authorized 10,000,000 shares....................................         --          --
     Common stock, $.05 par value, authorized 40,000,000 shares, issued and outstanding 11,204,766 at
      April 30, 1995 and 11,290,300 at April 28, 1996.................................................        560         565
     Capital contributed in excess of par value.......................................................     16,577      16,878
     Retained earnings................................................................................     54,259      64,003
       Total shareholders' equity.....................................................................     71,396      81,446
       Total liabilities and shareholders' equity.....................................................   $194,999    $211,644

    The accompanying notes are an integral part of the audited consolidated financial statements.

                                   CULP, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                       YEAR ENDED
                                                                                                         APRIL       APRIL
                                                                                             MAY 1,       30,         28,
                                                                                              1994        1995        1996
Net sales................................................................................   $245,049    $308,026    $351,667
Cost of sales............................................................................    202,426     253,345     289,129
  Gross profit...........................................................................     42,623      54,681      62,538
Selling, general and administrative expenses.............................................     27,858      33,432      39,068
  Income from operations.................................................................     14,765      21,249      23,470
Interest expense.........................................................................      2,515       4,715       5,316
Interest income..........................................................................        (79)        (64)        (92)
Other expense, net.......................................................................        350       1,082         956
  Income before income taxes.............................................................     11,979      15,516      17,290
Income taxes.............................................................................      4,314       5,741       6,310
  Net income.............................................................................   $  7,665    $  9,775    $ 10,980
Net income per share.....................................................................   $   0.69    $   0.87    $   0.98

    The accompanying notes are an integral part of the audited consolidated financial statements.

                                   CULP, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                          CAPITAL
                                                                                        CONTRIBUTED
                                                                  COMMON      COMMON     IN EXCESS                       TOTAL
                                                                  STOCK       STOCK         OF         RETAINED      SHAREHOLDERS'
                                                                  SHARES      AMOUNT     PAR VALUE     EARNINGS         EQUITY
Balance, May 2, 1993.........................................    7,259,161     $362       $15,333      $ 38,826         $54,521
  Cash dividends ($0.08 per share)...........................           --       --            --          (887)           (887)
  Net income.................................................           --       --            --         7,665           7,665
  Common stock issued in connection with stock option plan,
     including $484 of tax benefit...........................      212,140       11         1,339            --           1,350
  Three-for-two stock split..................................    3,706,052      185          (185)           --              --
Balance, May 1, 1994.........................................   11,177,353      558        16,487        45,604          62,649
  Cash dividends ($0.10 per share)...........................           --       --            --        (1,120)         (1,120)
  Net income.................................................           --       --            --         9,775           9,775
  Common stock issued in connection with stock option plan...       27,413        2            90            --              92
Balance, April 30, 1995......................................   11,204,766      560        16,577        54,259          71,396
  Cash dividends ($0.11 per share)...........................           --       --            --        (1,236)         (1,236)
  Net income.................................................           --       --            --        10,980          10,980
  Common stock issued in connection with stock option plan...       85,534        5           301            --             306
Balance, April 28, 1996......................................   11,290,300     $565       $16,878      $ 64,003         $81,446

    The accompanying notes are an integral part of the audited consolidated financial statements.

                                   CULP, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                                                         YEAR ENDED
                                                                                                           APRIL       APRIL
                                                                                               MAY 1,       30,         28,
                                                                                                1994        1995        1996
Cash flows from operating activities:
  Net income...............................................................................   $  7,665    $  9,775    $ 10,980
  Adjustments to reconcile net income to net cash
     provided by operating activities:
     Depreciation..........................................................................      8,497      11,257      12,348
     Amortization of intangible assets.....................................................        344         628         748
     Provision for deferred income taxes...................................................      1,118       1,373       2,210
     Changes in assets and liabilities, net of effects of businesses acquired:
       Accounts receivable.................................................................     (1,839)     (5,515)     (7,786)
       Inventories.........................................................................     (4,330)     (7,281)     (1,624)
       Other current assets................................................................       (304)       (310)       (537)
       Other assets........................................................................       (389)       (518)       (103)
       Accounts payable....................................................................       (420)        159      (1,077)
       Accrued expenses....................................................................        539       2,180       1,032
       Income taxes payable................................................................       (401)         25        (464)
          Net cash provided by operating activities........................................     10,480      11,773      15,727
Cash flows from investing activities:
  Capital expenditures.....................................................................    (16,764)    (18,058)    (14,385)
  Purchase of restricted investments.......................................................     (3,593)        (57)     (6,019)
  Purchase of investments to fund deferred compensation liability..........................         --          --      (1,286)
  Sale of restricted investments...........................................................        670       2,185       1,564
  Businesses acquired......................................................................    (38,205)    (10,455)         --
          Net cash used in investing activities............................................    (57,892)    (26,385)    (20,126)
Cash flows from financing activities:
  Proceeds from issuance of long-term debt.................................................     49,203      23,455      19,854
  Principal payments on long-term debt.....................................................    (14,223)    (11,275)    (11,555)
  Dividends paid...........................................................................       (887)     (1,120)     (1,236)
  Proceeds from common stock issued........................................................      1,350          92         306
  Change in accounts payable -- capital expenditures.......................................      7,443       2,160      (3,865)
          Net cash provided by financing activities........................................     42,886      13,312       3,504
Decrease in cash and cash investments......................................................     (4,526)     (1,300)       (895)
Cash and cash investments, beginning of year...............................................      7,219       2,693       1,393
Cash and cash investments, end of year.....................................................   $  2,693    $  1,393    $    498

    The accompanying notes are an integral part of the audited consolidated financial statements.

                                   CULP, INC.

               NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its subsidiary, which is wholly-owned. All significant intercompany balances and transactions are eliminated in consolidation.

  DESCRIPTION OF BUSINESS

     The Company manufactures and markets upholstery fabrics and mattress ticking internationally for the furniture, bedding, and related industries, with the majority of its business conducted in the United States.

  FISCAL YEAR

     The Company's fiscal year is the 52 or 53 week period ending on the Sunday closest to April 30. Fiscal years 1994, 1995 and 1996 included 52 weeks.

  STATEMENTS OF CASH FLOWS

     For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash investments.

  ACCOUNTS RECEIVABLE

     Substantially all of the Company's accounts receivable are due from manufacturers and distributors in the markets noted above. The Company grants credit to customers, a substantial number of which are located in the United States. Management performs credit evaluations of the Company's customers and generally does not require collateral.

  INVENTORIES

     Principally all inventories are valued at the lower of last-in, first-out
(LIFO) cost or market. Information related to the first-in, first-out (FIFO) method may be useful in comparing operating results to those of companies not on LIFO. The LIFO valuation method decreased net income $73,000 ($0.01 per share) in 1994, had no effect on net income in 1995, and decreased net income $66,000 ($0.01 per share) in 1996 compared with the FIFO method.

  RESTRICTED INVESTMENTS

     Restricted investments were purchased with proceeds from industrial revenue bond issues and are invested pending application of such proceeds to project costs or repayment of the bonds. The investments are stated at cost which approximates market value.

  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment is recorded at cost. Depreciation is generally computed using the straight-line method over the estimated useful lives of the respective assets. Major renewals and betterments are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. When properties are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts. Amounts received on disposal less the book value of assets sold are charged or credited to income.

  FOREIGN CURRENCY TRANSLATION

     The United States dollar is the functional currency for the Company's Canadian subsidiary. Translation gains or losses for this subsidiary are reflected in net income.

  GOODWILL AND OTHER INTANGIBLE ASSETS

     Goodwill, which represents the unamortized excess of the purchase price over the fair values of the net assets acquired, is being amortized using the straight-line method over 40 years. The Company assesses the recoverability of goodwill by determining whether the amortization of the balance over its remaining life can be recovered through undiscounted future

                                   CULP, INC.

operating cash flows of the acquired businesses. The assessment of the recoverability of goodwill will be impacted if estimated cash flows are not achieved.

     Other intangible assets are included in other assets and consist principally of debt issue costs. Amortization is computed using the straight-line method over the respective terms of the debt agreements.

  INCOME TAXES

     Deferred taxes are recognized for the temporary differences between the financial statement carrying amounts and the tax bases of the Company's assets and liabilities and operating loss and tax credit carryforwards at income tax rates expected to be in effect when such amounts are realized or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

     No provision is made for income taxes which may be payable if undistributed income of the Company's Canadian subsidiary were to be paid as dividends to the Company, since the Company intends that such earnings will continue to be invested. At April 28, 1996 the amount of such undistributed income was $1.5 million. Foreign tax credits may be available as a reduction of United States income taxes in the event of such distributions.

  REVENUE RECOGNITION

     Revenue is recognized when products are shipped to customers. Provision is made currently for estimated product returns, claims and allowances.

  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amount of cash and cash investments, accounts receivable, other current assets, accounts payable and accrued expenses approximates fair value because of the short maturity of these financial instruments.

     The fair value of the Company's long-term debt is estimated by discounting the future cash flows at rates currently offered to the Company for similar debt instruments of comparable maturities. The fair value of the Company's long-term debt approximates the carrying value of the debt due to the variable interest rates on the majority of long-term debt at April 28, 1996.

  INTEREST RATE SWAP AGREEMENTS

     Interest rate swap agreements generally involve the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principal amounts. These agreements are used to effectively fix the interest rates on certain variable rate borrowings. Net amounts paid or received are reflected as adjustments to interest expense.

  FORWARD CONTRACTS

     Gains and losses related to qualifying hedges of firm commitments are deferred and included in the measurement of the related foreign currency transaction when the hedged transaction occurs.

  PER SHARE DATA

     Primary income per share is computed by dividing net income by the weighted average number of common shares outstanding during each year, as restated for stock splits (11,075,988 in 1994, 11,203,160 in 1995, and 11,234,363 in 1996).
The effect of stock options on the calculation is not materially dilutive.

  USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                                   CULP, INC.

  RECLASSIFICATION

     Certain items in the 1995 consolidated financial statements have been reclassified to conform with the presentation adopted in the current year. The reclassifications did not impact net income as previously reported.

NOTE 2 -- ACQUISITIONS

     On March 6, 1995, the Company acquired Rayonese Textile Inc. ("Rayonese"), a manufacturer of home furnishings fabrics based near Montreal, Canada. The transaction was valued at approximately $10.5 million and included the purchase of 100% of the Rayonese common stock and the assumption of Rayonese's funded debt. Goodwill on the transaction was approximately $5 million, which is being amortized on the straight-line method over 40 years. The acquisition was accounted for as a purchase, and accordingly, the net assets and operations of Rayonese have been included in the Company's consolidated financial statements since March 6, 1995.

     On November 2, 1993, the Company purchased the operations and assets relating to an upholstery fabric business operating as Rossville Mills, Chromatex and Rossville Velours ("Rossville/Chromatex"). The transaction was valued at approximately $39.3 million and involved the purchase of assets for cash, the repayment of Rossville/Chromatex debt and the assumption of certain liabilities. Goodwill on the transaction was approximately $18.9 million, which is being amortized on the straight-line method over 40 years. The acquisition was accounted for as a purchase, and accordingly, the net assets and operations of Rossville/Chromatex have been included in the Company's consolidated financial statements since November 1, 1993.

NOTE 3 -- ACCOUNTS RECEIVABLE

     A summary of accounts receivable follows:

                                                                                    1995       1996
                                                                                     (IN THOUSANDS)
Customers.......................................................................   $44,014    $53,321
Factors.........................................................................     1,314         71
Allowance for doubtful accounts.................................................      (739)    (1,016)
Reserve for returns and allowances..............................................      (337)      (338)
                                                                                   $44,252    $52,038

NOTE 4 -- INVENTORIES

     A summary of inventories follows:

                                                                                    1995       1996
                                                                                     (IN THOUSANDS)
Inventories on the FIFO cost method
  Raw materials.................................................................   $25,385    $29,150
  Work-in-process...............................................................     3,465      5,067
  Finished goods................................................................    19,834     16,708
     Total inventories on the FIFO cost method..................................    48,684     50,925
Adjustments of certain inventories to the LIFO cost method......................    (2,913)    (3,530)
                                                                                   $45,771    $47,395

                                   CULP, INC.

NOTE 5 -- PROPERTY, PLANT AND EQUIPMENT

     A summary of property, plant and equipment follows:

                                                               DEPRECIABLE LIVES
                                                                  (IN YEARS)          1995        1996
                                                                                       (IN THOUSANDS)
Land and improvements.......................................            10          $    958    $  1,765
Buildings and improvements..................................          7-40            12,793      13,529
Leasehold improvements......................................          7-10             1,242       1,320
Machinery and equipment.....................................          3-12           101,427     109,906
Office furniture and equipment..............................          3-10            12,020      12,152
Capital projects in progress................................                           6,047       8,517
                                                                                     134,487     147,189
Accumulated depreciation....................................                         (58,682)    (70,228)
                                                                                    $ 75,805    $ 76,961

NOTE 6 -- GOODWILL

     A summary of goodwill follows:

                                                                                    1995       1996
                                                                                     (IN THOUSANDS)
Goodwill........................................................................   $23,337    $24,218
Accumulated amortization........................................................      (737)    (1,347)
                                                                                   $22,600    $22,871

NOTE 7 -- ACCOUNTS PAYABLE

     A summary of accounts payable follows:

                                                                                    1995       1996
                                                                                     (IN THOUSANDS)
Accounts payable -- trade.......................................................   $22,647    $21,570
Accounts payable -- capital expenditures........................................     9,603      5,738
                                                                                   $32,250    $27,308

NOTE 8 -- ACCRUED EXPENSES

     A summary of accrued expenses follows:

                                                                                    1995       1996
                                                                                     (IN THOUSANDS)
Compensation and benefits.......................................................   $ 6,497    $ 8,153
Other...........................................................................     5,035      4,411
                                                                                   $11,532    $12,564

                                   CULP, INC.

NOTE 9 -- INCOME TAXES

     A summary of income taxes follows:

                                                                             1994      1995      1996
                                                                                  (IN THOUSANDS)
Current
  Federal................................................................   $2,420    $3,473    $3,345
  State..................................................................      383       699       700
  Canadian...............................................................       --        --        --
                                                                             2,803     4,172     4,045
Deferred
  Federal................................................................    1,279     1,374     1,422
  State..................................................................      232       195       145
  Canadian...............................................................       --        --       698
                                                                             1,511     1,569     2,265
                                                                            $4,314    $5,741    $6,310

     Income before income taxes related to the Company's Canadian operation for the year ended April 28, 1996 was $2,100,000. In the prior year, income before income taxes from this operation was not significant.

     The following schedule summarizes the principal differences between income taxes at the federal income tax rate and the effective income tax rate reflected in the consolidated financial statements:

                                                                                1994     1995     1996
Federal income tax rate......................................................   34.0%    34.1%    34.2%
State income taxes, net of federal income tax benefit........................    3.8      3.8      3.4
Exempt income of foreign sales corporation...................................   (1.4)    (1.5)    (1.7)
Other........................................................................   (0.4)     0.6      0.6
                                                                                36.0%    37.0%    36.5%

                                   CULP, INC.

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities consist of the following:

                                                                                    1995        1996
                                                                                     (IN THOUSANDS)
Deferred tax liabilities:
  Property, plant and equipment, net...........................................   $ (5,625)   $ (7,328)
  Goodwill.....................................................................       (432)       (720)
  Employee benefits............................................................       (249)       (295)
  Other........................................................................       (139)       (142)
     Total deferred tax liabilities............................................     (6,445)     (8,485)
Deferred tax assets:
  Accounts receivable..........................................................        357         474
  Inventories..................................................................         81         148
  Compensation.................................................................        475         960
  Liabilities and reserves.....................................................        922         782
  Alternative minimum tax......................................................        699          --
     Gross deferred tax assets.................................................      2,534       2,364
     Valuation allowance.......................................................         --          --
     Total deferred tax assets.................................................      2,534       2,364
                                                                                  $ (3,911)   $ (6,121)

     Deferred taxes are classified in the accompanying consolidated Balance Sheet captions as follows:

                                                                                  1995         1996
                                                                                    (IN THOUSANDS)
Other current assets..........................................................   $ 1,507      $ 1,967
Deferred income taxes.........................................................    (5,418)      (8,088)
                                                                                 $(3,911)     $(6,121)

     The Company believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the remaining deferred tax assets.

     Income taxes paid, net of income tax refunds, were $3,113,000 in 1994; $4,071,000 in 1995; and $4,623,000 in 1996.

NOTE 10 -- LONG-TERM DEBT

     A summary of long-term debt follows:

                                                                                    1995        1996
                                                                                     (IN THOUSANDS)
Industrial revenue bonds and other obligations.................................   $ 15,787    $ 22,241
Revolving credit line..........................................................     10,000      23,300
Term loan......................................................................     41,500      35,500
Subordinated note payable......................................................      1,000       1,000
Convertible note payable.......................................................      5,455          --
                                                                                    73,742      82,041
Current maturities.............................................................    (11,555)     (7,100)
                                                                                  $ 62,187    $ 74,941

                                   CULP, INC.

     The Company has an unsecured loan agreement with two banks, which provides for a $36,000,000 five-year term loan and a $33,500,000 revolving credit line, which also has a five-year term. The term loan requires monthly installments of $500,000, and a final payment of $6,500,000 on March 1, 2001. The revolving credit line requires payment of an annual facility fee in advance. Additionally, the term loan and the credit line require payment of interest on any outstanding borrowings at an interest rate based on a spread over the one month LIBOR (this LIBOR rate at April 28, 1996 was 5.4%).

     The industrial revenue bonds ("IRBs") are collateralized by restricted investments of $5,250,000 and letters of credit for $22,436,000 at April 28, 1996. Substantially all of the bonds are due in one-time payments at various dates from 2008 to 2013, with interest at variable rates at approximately 60% of the prime rate (prime at April 28, 1996 was 8.25%).

     In connection with the Rossville/Chromatex acquisition (note 2), the Company has a subordinated note payable to the former owners with interest based on a spread over the one month LIBOR. The note is payable on November 1, 1996.

     In connection with the purchase of Rayonese Textile Inc. (note 2), the Company issued a convertible note payable of $5,455,000. The note was payable on March 6, 1998 or upon 45 days notice to the Company by the holders starting on March 6, 1996. The holders gave 45 days notice, and the Company repaid the note payable in March 1996.

     The Company's loan agreements require, among other things, that the Company maintain certain financial ratios. At April 28, 1996, the Company was in compliance with these required financial covenants.

     At April 28, 1996, the Company had five interest rate swap agreements with two banks in order to reduce its exposure to floating interest rates on a portion of its variable rate borrowings.

     The following table summarizes certain data regarding the interest rate swaps:

NOTIONAL AMOUNT     INTEREST RATE     EXPIRATION DATE
  $ 2,300,000            6.4%             July 1996
      150,000            7.6              July 1996
   15,000,000            7.3             April 2000
    5,000,000            6.9              June 2002
    5,000,000            6.6              July 2002

     The estimated amount at which the Company could terminate these agreements as of April 28,1996 is approximately $220,000. Net amounts paid under these agreements increased interest expense by approximately $227,000 in 1994; $138,000 in 1995; and $290,000 in 1996. Management believes the risk of incurring losses resulting from the inability of the bank to fulfill its obligation under the interest rate swap agreements to be remote and that any losses incurred would be immaterial.

     The principal payment requirements of long-term debt during the next five years are: 1997 -- $7,100,000; 1998 -- $6,100,000; 1999 -- $6,275,000;
2000 -- $6,200,000; and 2001 -- $5,154,000, excluding payments, if any, on the revolving credit line for its five-year term. The term loan and revolving credit facilities expire on March 1, 2001, at which time a final payment of $6,500,000 is due for the term loan and any outstanding borrowings on the revolver are due. These final payments at the expiration date are not included in the scheduled payments above.

     Interest paid during 1994, 1995 and 1996 totalled $2,254,000, $4,668,000, and $5,365,000, respectively.

NOTE 11 -- COMMITMENTS AND CONTINGENCIES

     The Company leases certain office, manufacturing and warehouse facilities and transportation and other equipment under noncancellable operating leases. Lease terms related to real estate range from five to ten years with renewal options for additional periods ranging from five to fifteen years. The leases generally require the Company to pay real estate taxes, maintenance, insurance and other expenses. Rental expense for operating leases, net of sublease income, was $2,021,000 in 1994; $2,486,000 in 1995; and $3,502,000 in 1996. Future
minimum rental commitments for noncancellable operating leases are $2,874,000 in 1997; $2,466,000 in 1998; $1,458,000 in 1999; $1,221,000 in 2000; $727,000 in
2001; and $5,242,000 in later years.

                                   CULP, INC.

     The Company is involved in several legal proceedings and claims which have arisen in the ordinary course of its business. These actions, when ultimately concluded and settled, will not, in the opinion of management, have a material adverse effect upon the financial position, results of operations or liquidity of the Company.

     The Company has outstanding capital expenditure commitments of $1,521,000 as of April 28, 1996.

NOTE 12 -- STOCK OPTION PLANS

     The Company has a stock option plan under which options to purchase common stock may be granted to officers, directors and key employees. At April 28, 1996, 984,187 shares of common stock were authorized for issuance under the plan. Options are granted under the plan at an option price not less than fair market value at the date of grant. Options are generally exercisable one year after the date of grant and generally expire beginning ten years after the date of grant. At April 30, 1995, 369,721 shares were exercisable and 614,000 shares were available for future grants. At April 28, 1996, 371,437 shares were exercisable and 540,750 shares were available for future grants.

     Stock option activity under this plan is summarized as follows:

                                                                                  NUMBER OF
                     NUMBER OF       NUMBER OF SHARES        NUMBER OF        SHARES OUTSTANDING    OPTION PRICE
                   SHARES GRANTED    CANCELLED/EXPIRED    SHARES EXERCISED       AT YEAR-END         PER SHARE
1994............       98,269                  --             (288,855)             385,884         $2.82-$14.03
1995............       97,250                  --              (27,413)             455,721         $2.82-$14.03
1996............       83,250             (10,000)             (85,534)             443,437         $2.82-$14.03

     During fiscal 1995, the Company adopted a performance-based stock option plan which provided for the one-time grant to officers and certain senior managers of options to purchase 121,000 shares of the Company's common stock at $.05 (par value) per share. Coincident with the adoption of this plan, the Company's 1993 stock option plan was amended to reduce the number of shares issuable under that plan by 121,000 shares. Options under the plan are exercisable the earlier of January 1, 2003 or approximately 45 days after the end of fiscal 1997 if the Company achieves an annual compound rate of growth in its primary earnings per share of 17% during the three-year period ending April 27, 1997. At April 28, 1996, 114,000 options were outstanding.

NOTE 13 -- DEFINED CONTRIBUTION PLAN

     The Company has a defined contribution plan which covers substantially all employees and provides for participant contributions on a pre-tax basis and discretionary matching contributions by the Company which are determined annually. Company contributions to the plan were $574,000 in 1994; $771,000 in 1995; and $791,000 in 1996.

NOTE 14 -- INTERNATIONAL SALES

     International sales, of which 90% were denominated in U.S. dollars, accounted for 18% of net sales in 1994, 19% in 1995, and 22% in 1996, and are summarized by geographic area as follows:

                                                                         1994       1995       1996
                                                                               (IN THOUSANDS)
Europe...............................................................   $17,334    $19,177    $18,927
North America (excluding the United States)..........................    12,128     16,707     23,528
Asia and Pacific Rim.................................................     5,529      8,969     12,124
South America........................................................     1,248      3,749      2,753
Middle East..........................................................     1,740      6,081     15,609
All other areas......................................................     6,059      3,288      4,456
                                                                        $44,038    $57,971    $77,397

                                   CULP, INC.

NOTE 15 -- RELATED PARTY TRANSACTIONS

     A director of the Company is also an officer and director of a major customer of the Company. The amount of sales to this customer was approximately $15,464,000 in 1994; $20,484,000 in 1995; and $27,739,000 in 1996. The amount due from this customer at April 30, 1995 was approximately $2,443,000 and at April 28, 1996 was approximately $2,608,000.

     A director of the Company is also a director of the Company's lead bank, an officer and director of one of the Company's factors, and an officer and director of the lessor of the Company's office facilities in High Point. The amount of factor commissions paid to this factor was approximately $158,000 in 1994; $55,000 in 1995; and $28,000 in 1996, and the amount due from the factor at April 30, 1995 and April 28, 1996 was $808,000 and $67,000, respectively. The amount of interest and other fees paid to the bank was approximately $1,555,000 in 1994; $2,039,000 in 1995; and $2,580,000 in 1996, and the loans payable to the bank and amounts guaranteed through letters of credit by the bank at April 30, 1995 and April 28, 1996 aggregated $42,862,000 and $48,402,000, respectively. Rent expense for the Company's office facilities in High Point was approximately $427,000 in 1994; $435,000 in 1995; and $421,000 in 1996.

     Rents paid to entities owned by certain shareholders and officers of the Company and their immediate families were $630,000 in 1994; $670,000 in 1995; and $680,000 in 1996.

NOTE 16 -- FOREIGN EXCHANGE FORWARD CONTRACTS

     The Company generally enters into foreign exchange forward contracts as a hedge against its exposure to currency fluctuations on firm commitments to purchase certain machinery and equipment and raw materials. Machinery and equipment and raw material purchases hedged by foreign exchange forward contracts are valued by using the exchange rate of the applicable foreign exchange forward contract. The Company had approximately $6,056,000 and $1,924,000 of outstanding foreign exchange forward contracts as of April 30, 1995 and April 28, 1996, respectively (primarily denominated in German marks and Austrian shillings). The contracts outstanding at April 28, 1996 mature at various dates in fiscal 1997. The fair values of these contracts were $6,553,000 and $1,850,000 at April 30, 1995 and April 28, 1996, respectively. Fair values were estimated by obtaining quotes from banks assuming all contracts were purchased on April 30, 1995 and April 28, 1996, respectively.

NOTE 17 -- QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

     Following is a summary of unaudited quarterly information:

                                                       FISCAL 1995                                  FISCAL 1996
                                1ST QUARTER    2ND QUARTER    3RD QUARTER    4TH QUARTER    1ST QUARTER    2ND QUARTER
                                                       (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
  Net sales...................    $ 66,349       $ 78,445       $ 77,791       $ 85,441       $ 72,357       $ 90,672
  Cost of sales...............      55,249         64,272         64,785         69,039         60,159         74,565
    Gross profit..............      11,100         14,173         13,006         16,402         12,198         16,107
  Selling, general and
    administrative expenses...       7,569          8,363          8,295          9,205          8,454          9,675
    Income from operations....       3,531          5,810          4,711          7,197          3,744          6,432
  Interest expense............       1,077          1,144          1,120          1,374          1,297          1,388
  Interest income.............         (23)           (24)           (14)            (3)            --             --
  Other expense, net..........         177            190            245            470            107            219
    Income before income
      taxes...................       2,300          4,500          3,360          5,356          2,340          4,825
  Income taxes................         850          1,700          1,260          1,931            825          1,825
    Net income................    $  1,450       $  2,800       $  2,100       $  3,425       $  1,515       $  3,000
  Net income per share........    $   0.13       $   0.25       $   0.19       $   0.31       $   0.14       $   0.27

                                3RD QUARTER    4TH QUARTER
  Net sales...................    $ 86,476       $102,162
  Cost of sales...............      71,447         82,957
    Gross profit..............      15,029         19,205
  Selling, general and
    administrative expenses...       9,639         11,300
    Income from operations....       5,390          7,905
  Interest expense............       1,279          1,352
  Interest income.............          --            (92)
  Other expense, net..........         266            365
    Income before income
      taxes...................       3,845          6,280
  Income taxes................       1,430          2,230
    Net income................    $  2,415       $  4,050
  Net income per share........    $   0.22       $   0.36

                                   CULP, INC.

                      UNAUDITED CONSOLIDATED BALANCE SHEET

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                                                    OCTOBER 27,
                                                                                                                       1996
ASSETS
  Current assets:
     Cash and cash investments...................................................................................    $     744
     Accounts receivable.........................................................................................       52,202
     Inventories.................................................................................................       52,300
     Other current assets........................................................................................        3,697
       Total current assets......................................................................................      108,943
  Restricted investments.........................................................................................        5,379
  Property, plant and equipment, net.............................................................................       80,316
  Goodwill.......................................................................................................       22,568
  Other assets...................................................................................................        2,321
       Total assets..............................................................................................    $ 219,527
LIABILITIES AND SHAREHOLDERS' EQUITY
  Current liabilities:
     Current maturities of long-term debt........................................................................    $   7,100
     Accounts payable............................................................................................       26,936
     Accrued expenses............................................................................................       16,841
     Income taxes payable........................................................................................          836
       Total current liabilities.................................................................................       51,713
  Long-term debt.................................................................................................       72,891
  Deferred income taxes..........................................................................................        8,088
       Total liabilities.........................................................................................      132,692
  Shareholders' equity:
     Preferred stock, $.05 par value, authorized 10,000,000 shares...............................................           --
     Common stock, $.05 par value, authorized 40,000,000 shares, issued and outstanding 11,338,577...............          566
     Capital contributed in excess of par value..................................................................       17,081
     Retained earnings...........................................................................................       69,188
       Total shareholders' equity................................................................................       86,835
       Total liabilities and shareholders' equity................................................................    $ 219,527

   The accompanying notes are an integral part of the unaudited consolidated financial statements.

                                   CULP, INC.

                  UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                            SIX MONTHS ENDED
                                                                                                       OCTOBER 29,    OCTOBER 27,
                                                                                                          1995           1996
Net sales...........................................................................................    $ 163,029      $ 195,733
Cost of sales.......................................................................................      134,724        160,691
  Gross profit......................................................................................       28,305         35,042
Selling, general and administrative expenses........................................................       18,129         22,568
  Income from operations............................................................................       10,176         12,474
Interest expense....................................................................................        2,685          2,424
Interest income.....................................................................................           --           (117)
Other expenses, net.................................................................................          326            696
  Income before income taxes........................................................................        7,165          9,471
Income taxes........................................................................................        2,650          3,551
  Net income........................................................................................    $   4,515      $   5,920
Net income per share................................................................................    $    0.40      $    0.52

   The accompanying notes are an integral part of the unaudited consolidated financial statements.

                                   CULP, INC.

                UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                                                            SIX MONTHS ENDED
                                                                                                       OCTOBER 29,    OCTOBER 27,
                                                                                                          1995           1996
Cash flows from operating activities:
  Net income........................................................................................     $ 4,515        $ 5,920
  Adjustments to reconcile net income to net
     cash provided by operating activities:
     Depreciation...................................................................................       6,138          6,321
     Amortization of intangible assets..............................................................         358            444
     Provision for deferred income taxes............................................................         (36)            --
     Changes in assets and liabilities:
       Accounts receivable..........................................................................      (2,678)          (164)
       Inventories..................................................................................      (3,861)        (4,905)
       Other current assets.........................................................................        (221)           470
       Other assets.................................................................................         (23)           (22)
       Accounts payable.............................................................................       1,632          3,220
       Accrued expenses.............................................................................        (457)         4,277
       Income taxes payable.........................................................................       1,068            639
            Net cash provided by operating activities...............................................       6,435         16,200
Cash flows from investing activities:
  Capital expenditures..............................................................................      (5,090)        (9,676)
  Purchases of restricted investments...............................................................          --           (107)
  Purchase of investments to fund deferred compensation liability...................................      (1,286)            --
  Proceeds from sale of restricted investments......................................................         795              2
            Net cash used in investing activities...................................................      (5,581)        (9,781)
Cash flows from financing activities:
  Proceeds from issuance of long-term debt..........................................................       6,000          1,000
  Principal payments on long-term debt..............................................................      (3,050)        (3,050)
  Change in accounts payable-capital expenditures...................................................      (3,707)        (3,592)
  Dividends paid....................................................................................        (617)          (735)
  Proceeds from common stock issued.................................................................          57            204
            Net cash used in financing activities...................................................      (1,317)        (6,173)
Increase (decrease) in cash and cash investments....................................................        (463)           246
Cash and cash investments at beginning of period....................................................       1,393            498
Cash and cash investments at end of period..........................................................     $   930        $   744

   The accompanying notes are an integral part of the unaudited consolidated financial statements.

                                   CULP, INC.

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- BASIS OF PRESENTATION

     The consolidated financial statements and related notes included herein are unaudited; however, such statements reflect all adjustments (consisting of normal recurring adjustments) which are, in the opinion of management of the Company, necessary for a fair statement of results for the interim periods.

     Certain amounts for fiscal year 1996 have been reclassified to conform with the fiscal year 1997 presentation. Such reclassifications had no effect on net income as previously reported.

     The results of operations for the six months ended October 27, 1996 are not necessarily indicative of the results to be expected for the full year.

NOTE 2 -- ACCOUNTS RECEIVABLE

     A summary of accounts receivable follows:

                                                                                            OCTOBER 27,
                                                                                               1996
                                                                                          (IN THOUSANDS)
Customers..............................................................................       $53,713
Allowance for doubtful accounts........................................................        (1,087)
Reserve for returns and allowances.....................................................          (424)
                                                                                              $52,202

NOTE 3 -- INVENTORIES

     Inventories are carried at the lower of cost or market. Cost is determined for substantially all inventories using the LIFO (last-in, first-out) method.

     A summary of inventories follows:

                                                                                            OCTOBER 27,
                                                                                               1996
                                                                                          (IN THOUSANDS)
Inventories on the FIFO cost method
  Raw materials........................................................................       $31,347
  Work-in-process......................................................................         3,521
  Finished goods.......................................................................        21,920
     Total inventories on the FIFO cost method.........................................        56,788
Adjustments of certain inventories to the LIFO cost method.............................        (4,488)
                                                                                              $52,300

NOTE 4 -- RESTRICTED INVESTMENTS

     Restricted investments were purchased with proceeds from industrial revenue bond issues and are invested pending application of such proceeds to project costs or repayment of the bonds. The investments are stated at cost which approximates market value.

                                   CULP, INC.

NOTE 5 -- ACCOUNTS PAYABLE

     A summary of accounts payable follows:

                                                                                            OCTOBER 27,
                                                                                               1996
                                                                                          (IN THOUSANDS)
Accounts payable-trade.................................................................       $24,790
Accounts payable-capital expenditures..................................................         2,146
                                                                                              $26,936

NOTE 6 -- ACCRUED EXPENSES

     A summary of accrued expenses follows:

                                                                                            OCTOBER 27,
                                                                                               1996
                                                                                          (IN THOUSANDS)
Compensation and benefits..............................................................       $11,447
Other..................................................................................         5,394
                                                                                              $16,841

NOTE 7 -- LONG-TERM DEBT

     A summary of long-term debt follows:

                                                                                            OCTOBER 27,
                                                                                               1996
                                                                                          (IN THOUSANDS)
Industrial revenue bonds and other obligations.........................................       $22,191
Revolving credit line..................................................................        24,300
Term loan..............................................................................        32,500
Subordinated note payable..............................................................         1,000
                                                                                               79,991
Less current maturities................................................................        (7,100)
                                                                                              $72,891

     The Company has an unsecured loan agreement with two banks, which provides for a $32,500,000 five-year term loan and a $33,500,000 revolving credit line, which also has a five-year term. The term loan requires monthly installments of $500,000 and a final payment of $6,500,000 on March 1, 2001. The revolving credit line requires payment of an annual facility fee in advance and expires on March 1, 2001.

     The Company's loan agreements require, among other things, that the Company maintain certain financial ratios. At October 27, 1996, the Company was in compliance with these required financial covenants.

     At October 27, 1996, the Company had three interest rate swap agreements in order to reduce its exposure to floating interest rates on a portion of its variable rate borrowings.

     The following table summarizes certain data regarding the interest rate swaps:

NOTIONAL AMOUNT     INTEREST RATE     EXPIRATION DATE
  $15,000,000            7.3%            April 2000
    5,000,000             6.9             June 2002
    5,000,000             6.6             July 2002

     Net amounts paid under these agreements increased interest expense for the six months ended October 29, 1995 and October 27, 1996 by approximately $120,000 and $158,000, respectively. Management believes the risk of incurring losses

                                   CULP, INC.

resulting from the inability of the bank to fulfill its obligation under the interest rate swap agreements to be remote and that any losses incurred would be immaterial.

     The estimated amount at which the Company could have terminated these agreements as of October 27, 1996 is approximately $309,000.

NOTE 8 -- CASH FLOW INFORMATION

     Payments for interest and income taxes during the period were:

                                                                                    SIX MONTHS ENDED
                                                                               OCTOBER 29,    OCTOBER 27,
                                                                                  1995           1996
                                                                                     (IN THOUSANDS)
Interest....................................................................     $ 2,870        $ 2,411
Income taxes................................................................       1,582          2,913

NOTE 9 -- FOREIGN EXCHANGE FORWARD CONTRACTS

     The Company generally enters into foreign exchange forward contracts as a hedge against its exposure to currency fluctuations on firm commitments to purchase certain machinery and equipment and raw materials. Machinery and equipment and raw material purchases hedeged by foreign exchange forward contracts are valued by using the exchange rate of the applicable foreign exchange forward contract. At October 27, 1996, the Company had approximately $1,200,000 of foreign exchange foward contracts outstanding.

                            [PHOTOGRAPHS OF
                         THE COMPANY'S PRODUCTS
                       AND END USE APPLICATIONS.]

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDERS OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                               TABLE OF CONTENTS

                                                  PAGE
Prospectus Summary.............................     3
Risk Factors...................................     6
Use of Proceeds................................     8
Capitalization.................................     8
Price Range of Common Stock
  and Dividend Policy..........................     9
Selected Financial Data........................    10
Management's Discussion and Analysis
  of Financial Condition and
  Results of Operations........................    11
Business.......................................    16
Management.....................................    27
Selling Shareholders...........................    28
Underwriting...................................    29
Legal Matters..................................    29
Experts........................................    30
Additional Information.........................    30
Incorporation of Certain Documents by
  Reference....................................    30
Index to Consolidated Financial Statements.....   F-1

                                1,600,000 Shares

                                  (Culp logo)


                                  Common Stock

                              P R O S P E C T U S

                           Wheat First Butcher Singer

                        Raymond James & Associates, Inc.

                                           , 1997

                             [A PHOTOGRAPH OF
                             A JACQUARD FABRIC
                            PROVIDES A BACKGROUND
                               FOR THIS PAGE.]

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the Registrant's costs and expenses in connection with the sale and distribution of the securities being registered, other than the underwriting discounts and commissions. All amounts shown are estimates except for the Commission registration fee, the NASD filing fee and the New York Stock Exchange listing.

SEC registration fee......................................................................   $  9,061
NASD filing fee...........................................................................      3,490
New York Stock Exchange listing...........................................................      4,200
Blue Sky fees and expenses................................................................      1,000
Accounting fees and expenses..............................................................    100,000
Legal fees and expenses...................................................................    150,000
Printing, engraving and mailing expenses..................................................    100,000
Miscellaneous.............................................................................    132,249
     Total................................................................................   $500,000

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 55-2-02 of the North Carolina Business Corporation Act (the "North Carolina Corporation Act") enables a North Carolina corporation in its articles of incorporation to eliminate or limit, with certain exceptions, the personal liability of a director for monetary damages for breach of duty as a director. No such provision is effective to eliminate or limit a director's liability for
(i) acts or omissions that the director at the time of the breach knew or believed to be clearly in conflict with the best interests of the corporation,
(ii) improper distributions described in Section 55-8-33 of the North Carolina Corporation Act, (iii) any transaction from which the director derived an improper personal benefit, or (iv) acts or omissions occurring prior to the date the exculpatory provision became effective. The Company's Articles of Incorporation limit the personal liability of its directors to the fullest extent permitted by the North Carolina Corporation Act.

     Sections 55-8-50 through 55-8-58 of the North Carolina Corporation Act permit a corporation to indemnify its directors, officers, employees or agents under either or both a statutory or nonstatutory scheme of indemnification. Under the statutory scheme, a corporation may, with certain exceptions, indemnify a director, officer, employee or agent of the corporation who was, is or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative, or investigative, because of the fact that such person was a director, officer, agent or employee of the corporation, or is or was serving at the bequest of such corporation as a director, officer, employee or agent of another corporation or enterprise. This indemnity may include the obligation to pay any judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan) and reasonable expenses incurred in connection with a proceeding (including counsel fees), but no such indemnification may be granted unless such director, officer, agent or employee
(i) conducted himself in good faith, (ii) reasonably believed (1) that any action taken in his official capacity with the corporation was in the best interest of the corporation or (2) that in all other cases his conduct at least was not opposed to the corporation's best interest, and (iii) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. Whether a director has met the requisite standard of conduct for the type of indemnification set forth above is determined by the board of directors, a committee of directors, special legal counsel or the shareholders in accordance with Section 55-8-55. A corporation may not indemnify a director under the statutory scheme in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in connection with a proceeding in which a director was adjudged liable on the basis of having received an improper personal benefit.

     In addition to, and notwithstanding the conditions of and limitations on indemnification described above under the statutory scheme, Section 55-8-57 of the North Carolina Corporation Act permits a corporation to indemnify or agree to indemnify any of its directors, officers, employees or agents against liability and expenses (including attorneys' fees) in any proceeding (including proceedings brought by or on behalf of the corporation) arising out of their status as such or their activities in such capacities, except for any liabilities or expenses incurred on account of activities that were, at the time taken, known or believed by the person seeking indemnification to be clearly in conflict with the best interests of the corporation. Because the Company's Bylaws provide for indemnification to the fullest extent permitted under the North Carolina Corporation Act, the Company may indemnify its directors, officers and employees in accordance with either the statuary or the nonstatutory standard.

     Sections 55-8-52 and 55-8-56 of the North Carolina Corporation Act requires a corporation, unless its articles of incorporation provide otherwise, to indemnify a director or officer who has been wholly successful on the merits or otherwise in the defense of any proceeding to which such director or officer was, or was threatened to be made, a party. Unless prohibited by the articles of incorporation, a director or officer also may make application and obtain court-ordered indemnification if the court determines that such director or officer is fairly and reasonably entitled to such indemnification as provided in
Section 55-8-54 and 55-8-56.

     Additionally, Section 55-8-57 of the North Carolina Corporation Act authorizes a corporation to purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee or agent of the corporation against certain liabilities incurred by such persons, whether or not the corporation is otherwise authorized by the North Carolina Corporation Act to indemnify such party. The Company's directors and officers are currently covered under directors' and officers' insurance policies maintained by the Company that will indemnify such persons against certain liabilities arising from acts or omissions in the discharge of their duties. Such insurance policies provide $15 million coverage for liabilities, including liabilities for alleged violation of securities laws.

ITEM 16. EXHIBITS


EXHIBIT NO.                                              DESCRIPTION OF EXHIBIT
        1     Form of Underwriting Agreement.
        4.1   Articles 4, 5 and 6 of Articles of Incorporation of the Company, filed as Exhibit 3(i) to the Company's Form
              10-Q for the quarter ended January 29, 1995, are incorporated herein by reference.
        4.2   Article II of the Bylaws of the Company, filed as Exhibit 3(b) to the Company's Form 10-K for the year ended
              April 28, 1991, is incorporated herein by reference.
        5*    Opinion of Robinson, Bradshaw & Hinson, P.A. with respect to the validity of the shares being offered.
       23.1   Consent of KPMG Peat Marwick LLP.
       23.2   Consent of Robinson, Bradshaw & Hinson, P.A.
       24     Powers of Attorney (included on the signature page of the Registration Statement as initially filed).
       27     Financial Data Schedule, filed as Exhibit 27 to the Company's Form 10-Q for the quarter ended October 27,
              1996, is incorporated herein by reference.



* Previously filed.


ITEM 17. UNDERTAKINGS

     The undersigned Company hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions contained in the Company's Articles of Incorporation and By-laws and the laws of the State of North Carolina, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Company hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Company has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of High Point, State of North Carolina, on this 29th day of January, 1997.



                                         By: /s/       KENNETH M. LUDWIG
                                                     KENNETH M. LUDWIG
                                                   SENIOR VICE PRESIDENT


     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


                      SIGNATURE                                             TITLE                              DATE


                        ROBERT G. CULP, III*            Chairman of the Board of Directors               January 29, 1997
                 ROBERT G. CULP, III                      and Chief Executive Officer

                         FRANKLIN N. SAXON*             Senior Vice President, Chief Financial and       January 29, 1997
                  FRANKLIN N. SAXON                       Accounting Officer and Director

                        HOWARD L. DUNN, JR.*            President, Chief Operating Officer and           January 29, 1997
                 HOWARD L. DUNN, JR.                      Director

                            HARRY R. CULP*              Director                                         January 29, 1997
                    HARRY R. CULP

                          BAXTER P. FREEZE*             Director                                         January 29, 1997
                   BAXTER P. FREEZE

                         EARL M. HONEYCUTT*             Director                                         January 29, 1997
                  EARL M. HONEYCUTT

                         PATRICK H. NORTON*             Director                                         January 29, 1997
                  PATRICK H. NORTON

                       EARL N. PHILLIPS, JR.*           Director                                         January 29, 1997
                EARL N. PHILLIPS, JR.

                          BLAND W. WORLEY*              Director                                         January 29, 1997
                   BLAND W. WORLEY

                *By: /s/    STEPHEN T. HANCOCK
        (STEPHEN T. HANCOCK, ATTORNEY-IN-FACT)

                               INDEX TO EXHIBITS


EXHIBIT NO.                                 DESCRIPTION
       1      Form of Underwriting Agreement.
       4.1    Articles 4, 5 and 6 of Articles of Incorporation of the Company, filed as Exhibit 3(i) to the Company's Form 10-Q for the quarter ended January
              29, 1995, are incorporated herein by reference.
       4.2    Article II of the Bylaws of the Company, filed as Exhibit 3(b) to the
              Company's Form 10-K for the year ended April 28, 1991, is incorporated herein by reference.
      5*      Opinion of Robinson, Bradshaw & Hinson, P.A. with respect to the validity of the shares being offered.
      23.1    Consent of KPMG Peat Marwick LLP.
      23.2    Consent of Robinson, Bradshaw & Hinson, P.A.
      24      Powers of Attorney (included on the signature page of this Registration
              Statement).
      27      Financial Data Schedule, filed as Exhibit 27 to the Company's Form 10-Q for the quarter ended October 27, 1996, is incorporated herein by reference.



* Previously filed.